03030718

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED
SEP 03 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

SEP - 2 2003

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 29, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC8

$1,119,055,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC8
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	93,000,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2[5] [6]	70,979,000	(6)	4.74	27-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A [7]	470,041,000	(7)	2.54	1-90	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1[8]	188,000,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2[8] [9]	145,204,000	(9)	4.80	27-90	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO [10]	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,422,000	1M Libor	4.99	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	47,799,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	14,058,000	1M Libor	4.94	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,870,000	1M Libor	4.92	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,247,000	1M Libor	4.61	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,435,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	93,000,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2[5] [6]	70,979,000	(6)	5.31	27-198	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A [7]	470,041,000	(7)	2.74	1-185	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1[8]	188,000,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2[8] [9]	145,204,000	(9)	5.43	27-198	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO [10]	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,422,000	1M Libor	5.46	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	47,799,000	1M Libor	5.34	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	14,058,000	1M Libor	5.19	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,870,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,247,000	1M Libor	4.61	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,435,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of $\pm$ 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1 and Class 3-A2 are the Group 3 Senior Certificates

(9) Class 3-A2 will have stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A1 and Class 3-A2 Certificates, sequentially and in that order, until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates, and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and Class 3-A2 Certficates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates and the Class 3-A2 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2, Class 2-A and Class 3-A2 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 3-A2 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A Certificates will be calculated on a 30/360 basis for the first 24 accrual periods and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1 and Class 3-A2 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1 and Class 3-A2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	34,321,146.62	98,380,561.40	69,740,291.98	202,442,000.00
7-12	28,601,012.03	81,983,963.16	58,117,024.81	168,702,000.00
13-18	22,880,707.90	65,586,878.95	46,493,413.15	134,961,000.00
19-24	11,440,438.72	32,793,682.46	23,246,878.82	67,481,000.00

On and after the 25th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 17% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 49% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 34% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	423,614,155
3	418,428,343
4	412,478,013
5	405,604,553
6	397,456,271
7	382,300,267
8	371,243,323
9	360,081,853
10	347,941,834
11	334,316,432
12	319,756,800

Month	Approximate Notional Balance ($)
13	298,973,225
14	283,770,130
15	269,325,689
16	255,694,881
17	242,649,119
18	229,510,831
19	202,234,261
20	185,963,822
21	169,105,150
22	154,375,659
23	149,333,220
24	149,315,021

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (23.23%), Wells Fargo (15.61%), People's Choice (13.03%), Fieldstone (11.32%), CIT (7.05%), Finance America (4.94%), SIB (3.94%), Wilmington Financial (3.15%), Equifirst (2.85%) and Aurora Loan Services (2.50%) and as of the closing date will be serviced by Ocwen (31.72%), Option One (24.02%), Wilshire (23.54%), Wells Fargo (15.61%), Chase (2.61%) and Aurora Loan Services (2.50%).

Mortgage Insurance

Approximately 73.77% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A1 will double, the margins on Class 1-A2, Class 2-A and Class 3-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [54]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td rowspan="2">2-A
Aaa/AAA/AAA
Fixed - Floating
(Group 2)</td><td>3-A1
Aaa/AAA/AAA
Libor Floater
(Group 3)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2.</td></tr>
<tr><td>1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td><td>3-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 3)</td></tr>
<tr><td colspan="4">M1
Aa2/AA/AA
Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="4">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="4">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="4">M4
Baa1/BBB+/BBB+
Libor Floater</td><td></td></tr>
<tr><td colspan="4">M5
Baa2/BBB/BBB
Libor Floater</td><td></td></tr>
<tr><td colspan="4">B
Baa3/NR-/BBB-
Libor Floater</td><td></td></tr>
</table>

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC8
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Statistical Calculation Date:	Ranges from 6/5/2003 to 6/25/2003 (55.10%), 5/28/03 to 6/1/03 (30.57%), 7/1/2003 (12.70%), and 4/21/03-5/13/03 (1.65%).
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2, Class 3-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	9.58	6.49	4.74	3.56	2.68
Window (mos)	54-175	36-121	27-90	21-70	17-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.47	2.54	1.92	1.46
Window (mos)	1-175	1-121	1-90	1-70	1-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class 3-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	2/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	9.65	6.56	4.80	3.61	2.72
Window (mos)	55-175	36-121	27-90	21-70	17-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.64	6.54	4.99	4.30	4.18
Window (mos)	56-175	37-121	39-90	41-70	45-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.64	6.54	4.95	4.16	3.83
Window (mos)	56-175	37-121	38-90	39-70	40-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.64	6.55	4.94	4.10	3.69
Window (mos)	56-175	37-121	37-90	38-70	39-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.62	6.53	4.92	4.07	3.63
Window (mos)	56-175	37-121	37-90	37-70	38-57
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.08	6.13	4.61	3.80	3.38
Window (mos)	56-167	37-115	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	2/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.11	4.77	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.26	3.92	2.50
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 2-A			
Avg. Life (yrs)	3.43	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.23	3.90	2.49
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M1			
Avg. Life (yrs)	6.35	4.47	4.18
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M4			
Avg. Life (yrs)	6.34	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	10.52	7.24	5.31	4.01	3.04
Window (mos)	54-322	36-257	27-198	21-157	17-126
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	1/25/2014
Class 2-A					
Avg. Life (yrs)	5.46	3.73	2.74	2.07	1.57
Window (mos)	1-312	1-242	1-185	1-144	1-114
Expected Final Mat.	7/25/2029	9/25/2023	12/25/2018	7/25/2015	1/25/2013
Class 3-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	2/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	10.59	7.35	5.43	4.12	3.14
Window (mos)	55-322	36-257	27-198	21-158	17-128
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	9/25/2016	3/25/2014
Class M1					
Avg. Life (yrs)	10.42	7.16	5.46	4.67	4.46
Window (mos)	56-275	37-202	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	5/25/2020	4/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.29	7.05	5.34	4.46	4.06
Window (mos)	56-254	37-183	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	10/25/2018	1/25/2015	7/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.07	6.88	5.19	4.30	3.83
Window (mos)	56-218	37-154	37-115	38-90	39-72
Expected Final Mat.	9/25/2021	5/25/2016	2/25/2013	1/25/2011	7/25/2009
Class M4					
Avg. Life (yrs)	9.78	6.65	5.00	4.14	3.67
Window (mos)	56-200	37-140	37-104	37-81	38-65
Expected Final Mat.	3/25/2020	3/25/2015	3/25/2012	4/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.08	6.13	4.61	3.80	3.38
Window (mos)	56-167	37-115	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	2/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.11	4.77	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. **Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.95	4.38	2.83
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.36	1.56
Window (mos)	1-248	1-168	1-120
Expected Final Mat.	3/25/2024	7/25/2017	7/25/2013
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.91	4.36	2.82
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class M1			
Avg. Life (yrs)	6.95	4.87	4.47
Window (mos)	37-196	40-130	45-93
Expected Final Mat.	11/25/2019	5/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.71	4.01
Window (mos)	37-178	38-117	40-83
Expected Final Mat.	5/25/2018	4/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.67	4.55	3.77
Window (mos)	37-150	38-97	39-69
Expected Final Mat.	1/25/2016	8/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.45	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	11/25/2014	11/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
8.184552%	3.59%
8.194552%	3.44%
8.204552%	3.30%
8.214552%	3.15%
8.224552%	3.00%
8.234552%	2.85%
8.244552%	2.71%
8.254552%	2.56%
8.264552%	2.41%
Mod. Dur.	0.819 (3)

(1) Shown at the Certificate pricing assumption as defined on page one. Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 8.224552% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.47538	7.97124
2	N/A	N/A	32	9.38129	8.82432
3	N/A	N/A	33	8.47147	7.96947
4	N/A	N/A	34	8.75184	8.40312
5	N/A	N/A	35	9.07503	8.71358
6	N/A	N/A	36	9.38776	9.00695
7	N/A	N/A	37	9.08201	8.71481
8	N/A	N/A	38	9.07909	8.71326
9	N/A	N/A	39	9.37871	9.00209
10	N/A	N/A	40	9.07326	8.71013
11	N/A	N/A	41	9.94571	9.54903
12	N/A	N/A	42	9.63330	9.33456
13	N/A	N/A	43	9.62956	9.33247
14	N/A	N/A	44	10.65716	10.33006
15	N/A	N/A	45	9.62209	9.32828
16	N/A	N/A	46	9.93898	9.63706
17	N/A	N/A	47	9.94827	9.66626
18	N/A	N/A	48	10.27724	9.98657
19	N/A	N/A	49	9.94152	9.66202
20	N/A	N/A	50	9.93732	9.75062
21	N/A	N/A	51	10.26423	10.07311
22	N/A	N/A	52	9.92893	9.74573
23	N/A	N/A	53	10.29293	10.14739
24	N/A	N/A	54	9.95830	9.81808
25	7.94556	7.47222	55	9.99199	9.82859
26	7.94442	7.47174	56	10.67644	10.98393
27	8.20806	7.72030	57	9.98330	10.27191
28	7.94214	7.47100	58	10.31159	10.68890
29	8.75094	8.23499	59	10.00135	10.37554
30	8.47733	7.97213	60	10.33077	10.71805

(1) Based on 1 month Libor , 6 month Libor, 12 Month Libor and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumes a cut-off date of July 1, 2003, closing date of July 29, 2003 and a first payment date of August 25, 2003.

SAIL 2003-BC8 Collateral Summary –Aggregate

Total Number of Loans	7,168	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,124,678,901	Yes	32.6%
Average Loan Principal Balance	$156,903	No	67.4%
Fixed Rate	25.6%		
Adjustable Rate	74.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	73.8%
Weighted Average Margin	5.7%	No	26.2%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	29.0%
Weighted Average Floor	6.7%	0.001-1.000	4.0%
Weighted Average Original Term (mo.)	353.1	1.001-2.000	44.5%
Weighted Average Remaining Term (mo.)	351.7	2.001-3.000	21.1%
Weighted Average Loan Age (mo.)	1.3	3.001-4.000	0.0%
Weighted Average Combined LTV	81.7%	4.001-5.000	1.5%
Non-Zero Weighted Average FICO	631		
Non-Zero Weighted Average DTI	40.6%	**Geographic Distribution**	
% IO Loans	0.5%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	36.6%
First	98.0%	FL	6.1%
Second	2.0%	IL	6.0%
		CO	3.5%
Product Type		TX	3.4%
2/28 ARM (LIBOR)	52.9%	NJ	3.3%
Fixed Rate	24.0%		
5/1 ARM (LIBOR)	10.3%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.8%	Primary Home	90.8%
Other	4.0%	Investment	8.5%
		Second Home	0.7%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	790	$26,469,685.95	2.35%
50,000.01 - 100,000.00	1,713	128,979,736.17	11.47
100,000.01 - 150,000.00	1,513	188,600,389.79	16.77
150,000.01 - 200,000.00	1,162	202,152,141.26	17.97
200,000.01 - 250,000.00	831	186,048,514.68	16.54
250,000.01 - 300,000.00	501	137,866,969.29	12.26
300,000.01 - 350,000.00	296	95,393,676.27	8.48
350,000.01 - 400,000.00	155	58,080,273.42	5.16
400,000.01 - 450,000.00	78	33,391,476.13	2.97
450,000.01 - 500,000.00	77	36,963,088.42	3.29
500,000.01 - 550,000.00	21	11,173,490.32	0.99
550,000.01 - 600,000.00	17	9,946,462.46	0.88
600,000.01 - 650,000.00	8	5,071,802.60	0.45
650,000.01 - 700,000.00	2	1,360,208.39	0.12
700,000.01 - 750,000.00	2	1,477,292.43	0.13
750,000.01 - 800,000.00	1	759,296.09	0.07
900,000.01 - 950,000.00	1	944,396.88	0.08
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Minimum: $7,691.22
Maximum: $944,396.88
Average: $156,902.75

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	709	$131,732,571.43	11.71%
5.501 - 6.000	210	40,092,365.05	3.56
6.001 - 6.500	487	107,009,957.22	9.51
6.501 - 7.000	944	185,821,202.63	16.52
7.001 - 7.500	956	174,421,530.32	15.51
7.501 - 8.000	1,178	190,145,827.07	16.91
8.001 - 8.500	723	103,353,677.75	9.19
8.501 - 9.000	621	85,963,955.99	7.64
9.001 - 9.500	335	40,018,243.74	3.56
9.501 - 10.000	252	26,288,023.91	2.34
10.001 - 10.500	122	10,099,636.18	0.90
10.501 - 11.000	192	11,003,864.35	0.98
11.001 - 11.500	73	3,736,966.78	0.33
11.501 - 12.000	151	7,250,972.74	0.64
12.001 - 12.500	86	3,299,012.31	0.29
12.501 - 13.000	44	1,752,408.22	0.16
13.001 - 13.500	40	1,367,971.39	0.12
13.501 - 14.000	38	1,103,636.14	0.10
14.001 - 14.250	4	98,847.77	0.01
14.251 - 14.500	2	104,100.00	0.01
15.501 - 15.750	1	14,129.56	0.00
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Minimum: 3.125%
Maximum: 15.750%
Weighted Average: 7.365%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	6	$799,237.74	0.07%
121 - 180	499	30,928,537.72	2.75
181 - 240	332	16,704,294.25	1.49
241 - 300	6	676,408.39	0.06
301 - 360	6,325	1,075,570,422.45	95.63
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.1

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	6	$799,237.74	0.07%
121 - 180	499	30,928,537.72	2.75
181 - 240	332	16,704,294.25	1.49
241 - 300	6	676,408.39	0.06
301 - 360	6,325	1,075,570,422.45	95.63
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.7

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	9	$382,819.79	0.03%
20.001 - 30.000	17	1,879,414.64	0.17
30.001 - 40.000	54	4,719,880.84	0.42
40.001 - 50.000	114	13,883,141.31	1.23
50.001 - 60.000	186	27,768,888.90	2.47
60.001 - 70.000	531	82,716,366.30	7.35
70.001 - 80.000	2,788	474,066,588.77	42.15
80.001 - 90.000	2,229	374,818,577.89	33.33
90.001 - 100.000	1,240	144,443,222.11	12.84
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Minimum: 12.000%
Maximum: 100.000%
Non-Zero WA: 81.651%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	10	$1,985,601.24	0.18%
401 - 450	1	83,756.57	0.01
451 - 500	6	871,890.52	0.08
501 - 550	859	130,777,623.17	11.63
551 - 600	1,406	213,428,431.20	18.98
601 - 650	2,338	357,194,640.12	31.76
651 - 700	1,694	272,697,425.12	24.25
701 - 750	622	106,563,147.93	9.47
751 - 800	220	39,357,067.05	3.50
801 >=	12	1,719,317.63	0.15
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Non-Zero Minimum: 442
Maximum: 829
Non-Zero WA: 631

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,937	$480,600,521.05	42.73%
Purchase	2,977	443,976,694.88	39.48
Rate/Term Refinance	1,016	168,132,179.46	14.95
Home Improvement	176	18,922,120.05	1.68
Debt Consolidation	61	12,692,138.91	1.13
Construction Permanent	1	355,246.20	0.03
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,358	$820,101,246.87	72.92%
PUD	564	105,990,751.81	9.42
2-4 Family	538	98,132,147.22	8.73
Condo	652	95,439,240.62	8.49
Manufactured Housing	45	3,912,764.44	0.35
Townhouse	8	679,566.55	0.06
Coop	1	274,433.04	0.02
Row House	2	148,750.00	0.01
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,216	$261,229,330.21	23.23%
CA-N	659	150,881,899.56	13.42
FL	582	69,007,183.17	6.14
IL	415	66,919,542.59	5.95
CO	229	39,073,233.95	3.47
TX	356	38,197,460.91	3.40
NJ	196	37,071,541.03	3.30
WA	217	31,817,732.24	2.83
NY	142	30,805,459.94	2.74
MI	248	29,310,985.09	2.61
HI	127	28,401,055.13	2.53
MA	125	26,515,394.18	2.36
OH	292	26,160,191.95	2.33
PA	259	25,799,874.27	2.29
AZ	176	21,866,219.02	1.94
MD	117	20,114,030.66	1.79
NV	130	19,538,407.15	1.74
VA	114	18,913,073.15	1.68
MN	116	18,548,828.47	1.65
NC	125	15,876,159.69	1.41
MO	151	14,710,734.19	1.31
CT	85	14,329,451.80	1.27
OR	88	12,963,781.03	1.15
GA	85	10,921,746.58	0.97
UT	88	10,694,019.40	0.95
IN	116	9,604,150.09	0.85
RI	42	6,551,374.03	0.58
SC	62	6,391,237.87	0.57
WI	58	6,100,763.73	0.54
TN	72	6,042,055.14	0.54
Other	480	50,321,984.33	4.47
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,105	$325,612,061.59	28.95%
1% of Orig. Bal.	33	2,441,128.16	0.22
1% of UPB	168	19,564,010.01	1.74
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	19	2,323,753.21	0.21
2 Mos. Int. of UPB	12	2,331,346.42	0.21
2 Mos. Int. on 80% of UPB	2	396,750.00	0.04
2% 1% of UPB	46	6,459,765.67	0.57
2% of UPB	129	15,870,719.61	1.41
3 Mos. Int. of UPB	48	9,300,887.69	0.83
3 Mos. Int. on 80% of UPB	8	1,932,878.40	0.17
3% 2% 1% of UPB	17	2,985,390.00	0.27
3% of UPB	104	8,788,795.06	0.78
5% 1% of UPB	6	1,187,181.56	0.11
5% 3% of UPB	7	712,753.41	0.06
5% 4% 3% 2% 1% of UPB	3	604,995.38	0.05
5% 4% 3% of UPB	168	16,643,695.93	1.48
5% 4% of UPB	44	6,189,087.36	0.55
5% of UPB	318	45,627,996.30	4.06
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,226	396,220,755.05	35.23
6 Mos. Int. on 80% of UPB	1,405	223,104,792.82	19.84
6 Mos. Int. on UPB	107	13,698,607.08	1.22
6% of UPB	193	22,681,549.84	2.02
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,275	$635,122,439.69	56.47%
Stated	2,001	358,882,176.72	31.91
No Documentation	565	75,682,758.22	6.73
Limited	311	49,322,544.19	4.39
No Ratio	16	5,668,981.73	0.50
Total:	**7,168**	**$1,124,678,900.55**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	789	$143,557,664.15	17.15%
3.001 - 3.500	5	941,870.72	0.11
3.501 - 4.000	23	6,747,889.16	0.81
4.001 - 4.500	33	7,767,658.78	0.93
4.501 - 5.000	106	21,642,023.65	2.59
5.001 - 5.500	443	90,900,048.78	10.86
5.501 - 6.000	977	168,925,001.63	20.18
6.001 - 6.500	743	136,600,582.09	16.32
6.501 - 7.000	660	120,228,685.03	14.36
7.001 - 7.500	447	77,263,420.48	9.23
7.501 - 8.000	242	34,759,846.76	4.15
8.001 - 8.500	124	16,184,623.19	1.93
8.501 - 9.000	42	5,541,871.82	0.66
9.001 - 9.500	27	3,094,025.33	0.37
9.501 - 10.000	10	1,272,190.55	0.15
10.001 >=	16	1,620,233.64	0.19
Total:	**4,687**	**$837,047,635.76**	**100.00%**

Minimum: 2.250%
Maximum: 11.550%
Weighted Average: 5.717%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	23	$5,911,902.63	0.71%
2.000	1,307	250,523,471.48	29.93
3.000	2,726	464,826,208.06	55.53
5.000	631	115,786,053.59	13.83
Total:	**4,687**	**$837,047,635.76**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.963%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,738	$668,410,492.29	79.85%
1.500	163	25,734,030.89	3.07
2.000	786	142,903,112.58	17.07
Total:	**4,687**	**$837,047,635.76**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.186%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$287,031.28	0.03%
8.501 - 9.000	14	2,292,835.07	0.27
9.001 - 9.500	130	24,425,352.68	2.92
9.501 - 10.000	303	56,144,858.79	6.71
10.001 - 10.500	182	33,636,335.92	4.02
10.501 - 11.000	96	16,838,049.64	2.01
11.001 - 11.500	51	10,754,405.27	1.28
11.501 - 12.000	90	19,258,913.87	2.30
12.001 - 12.500	229	52,914,860.50	6.32
12.501 - 13.000	397	82,646,226.42	9.87
13.001 - 13.500	511	103,303,926.02	12.34
13.501 - 14.000	692	127,325,718.59	15.21
14.001 - 14.500	512	88,613,642.58	10.59
14.501 - 15.000	539	89,610,774.14	10.71
15.001 - 15.500	315	45,708,117.85	5.46
15.501 - 16.000	262	37,679,437.26	4.50
16.001 - 16.500	118	15,402,197.20	1.84
16.501 - 17.000	92	10,341,430.85	1.24
17.001 - 17.500	41	4,054,671.38	0.48
17.501 - 18.000	32	3,686,604.01	0.44
18.001 - 18.500	25	3,875,329.32	0.46
18.501 - 19.000	24	3,321,482.67	0.40
19.001 - 19.500	17	3,202,971.54	0.38
19.501 >=	14	1,722,462.91	0.21
Total:	**4,687**	**$837,047,635.76**	**100.00%**

Minimum: 8.125%
Maximum: 20.600%
Weighted Average: 13.404%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	834	$154,266,001.94	18.43%
5.501 - 6.000	67	17,497,526.82	2.09
6.001 - 6.500	308	74,013,329.75	8.84
6.501 - 7.000	656	136,465,146.01	16.30
7.001 - 7.500	690	134,022,789.52	16.01
7.501 - 8.000	769	134,734,730.81	16.10
8.001 - 8.500	471	70,610,998.31	8.44
8.501 - 9.000	389	59,543,003.06	7.11
9.001 - 9.500	220	27,332,416.07	3.27
9.501 - 10.000	156	17,107,888.54	2.04
10.001 - 10.500	61	5,936,548.07	0.71
10.501 - 11.000	45	4,274,437.09	0.51
11.001 - 11.500	11	589,216.19	0.07
11.501 - 12.000	5	311,218.62	0.04
12.001 - 12.500	3	226,634.96	0.03
12.501 - 13.000	1	61,750.00	0.01
13.501 - 14.000	1	54,000.00	0.01
Total:	**4,687**	**$837,047,635.76**	**100.00%**

Minimum: 2.250%
Maximum: 13.600%
Weighted Average: 6.728%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	2	$264,563.28	0.03%
2004-07	1	118,258.99	0.01
2004-10	4	1,086,054.36	0.13
2004-11	9	1,968,556.79	0.24
2004-12	9	1,594,436.79	0.19
2005-01	22	3,556,026.83	0.42
2005-02	22	4,830,275.97	0.58
2005-03	78	14,553,915.96	1.74
2005-04	585	97,115,746.86	11.60
2005-05	1,023	180,500,919.69	21.56
2005-06	1,413	267,671,607.18	31.98
2005-07	135	25,645,838.54	3.06
2005-08	9	1,694,449.59	0.20
2005-09	5	645,222.17	0.08
2005-10	4	662,412.95	0.08
2005-11	4	755,070.23	0.09
2005-12	1	269,096.68	0.03
2006-01	6	1,085,059.31	0.13
2006-02	21	3,783,054.44	0.45
2006-03	28	4,537,797.23	0.54
2006-04	70	10,353,733.22	1.24
2006-05	230	34,453,253.47	4.12
2006-06	358	61,328,249.90	7.33
2006-07	14	2,449,071.74	0.29
2007-06	7	1,080,612.50	0.13
2007-07	23	4,140,725.43	0.49
2007-08	19	3,271,155.15	0.39
2007-09	33	7,074,775.98	0.85
2007-10	19	3,726,723.27	0.45
2007-11	13	2,575,333.74	0.31
2007-12	5	877,577.51	0.10
2008-01	26	4,656,394.93	0.56
2008-02	63	10,941,274.30	1.31
2008-03	97	17,452,579.75	2.09
2008-04	122	22,865,941.30	2.73
2008-05	140	25,012,608.43	2.99
2008-06	63	11,893,936.16	1.42
2008-07	2	347,325.14	0.04
2018-04	1	68,000.00	0.01
2018-05	1	140,000.00	0.02
Total:	**4,687**	**$837,047,635.76**	**100.00%**

SAIL 2003-BC8 Collateral Summary – Group 3

Total Number of Loans	2,379	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$387,446,737	Yes	34.8%
Average Loan Principal Balance	$162,861	No	65.2%
Fixed Rate	38.1%		
Adjustable Rate	61.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	70.7%
Weighted Average Margin	5.9%	No	29.3%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	20.9%
Weighted Average Floor	7.1%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	346.2	1.001-2.000	49.6%
Weighted Average Remaining Term (mo.)	345.1	2.001-3.000	19.9%
Weighted Average Loan Age (mo.)	1.1	3.001-4.000	0.0%
Weighted Average Combined LTV	83.4%	4.001-5.000	4.3%
Non-Zero Weighted Average FICO	633		
Non-Zero Weighted Average DTI	41.1%	**Geographic Distribution**	
% IO Loans	1.2%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	44.6%
First	94.3%	FL	5.3%
Second	5.7%	IL	3.9%
		TX	3.4%
Product Type		NY	3.2%
2/28 ARM (LIBOR)	57.2%	CO	3.0%
Fixed Rate	34.0%		
Balloon	4.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	3.7%	Primary Home	93.9%
Other	1.0%	Investment	5.7%
		Second Home	0.5%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	540	$16,394,258.37	4.23%
50,000.01 - 100,000.00	549	40,621,586.42	10.48
100,000.01 - 150,000.00	332	41,292,967.89	10.66
150,000.01 - 200,000.00	238	41,044,605.07	10.59
200,000.01 - 250,000.00	170	37,967,979.50	9.80
250,000.01 - 300,000.00	109	29,719,928.52	7.67
300,000.01 - 350,000.00	137	45,352,038.02	11.71
350,000.01 - 400,000.00	123	45,848,652.12	11.83
400,000.01 - 450,000.00	64	27,427,992.57	7.08
450,000.01 - 500,000.00	68	32,709,739.04	8.44
500,000.01 - 550,000.00	19	10,101,905.33	2.61
550,000.01 - 600,000.00	16	9,352,087.46	2.41
600,000.01 - 650,000.00	8	5,071,802.60	1.31
650,000.01 - 700,000.00	2	1,360,208.39	0.35
700,000.01 - 750,000.00	2	1,477,292.43	0.38
750,000.01 - 800,000.00	1	759,296.09	0.20
900,000.01 - 950,000.00	1	944,396.88	0.24
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Minimum:	$7,691.22
Maximum:	$944,396.88
Weighted Average:	$162,861.18

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	27	$5,155,782.41	1.33%
5.501 - 6.000	53	14,835,607.13	3.83
6.001 - 6.500	181	53,321,331.06	13.76
6.501 - 7.000	330	81,043,298.99	20.92
7.001 - 7.500	284	61,799,589.53	15.95
7.501 - 8.000	354	64,190,563.50	16.57
8.001 - 8.500	183	33,342,149.04	8.61
8.501 - 9.000	192	27,243,692.59	7.03
9.001 - 9.500	105	12,366,218.69	3.19
9.501 - 10.000	81	8,316,755.73	2.15
10.001 - 10.500	59	4,734,498.79	1.22
10.501 - 11.000	135	5,767,636.07	1.49
11.001 - 11.500	53	2,209,669.00	0.57
11.501 - 12.000	136	6,095,909.21	1.57
12.001 - 12.500	82	3,003,980.35	0.78
12.501 - 13.000	43	1,690,658.22	0.44
13.001 - 13.500	37	1,062,682.92	0.27
13.501 - 14.000	37	1,049,636.14	0.27
14.001 - 14.250	4	98,847.77	0.03
14.251 - 14.500	2	104,100.00	0.03
15.501 - 15.750	1	14,129.56	0.00
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Minimum: 4.000%
Maximum: 15.750%
Weighted Average: 7.680%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	3	$614,377.68	0.16%
121 - 180	381	20,100,238.12	5.19
181 - 240	294	12,962,033.05	3.35
241 - 300	3	277,662.79	0.07
301 - 360	1,698	353,492,425.06	91.24
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 346.2

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	3	$614,377.68	0.16%
121 - 180	381	20,100,238.12	5.19
181 - 240	294	12,962,033.05	3.35
241 - 300	3	277,662.79	0.07
301 - 360	1,698	353,492,425.06	91.24
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 345.1

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$203,445.80	0.05%
20.001 - 30.000	4	191,261.10	0.05
30.001 - 40.000	11	712,749.08	0.18
40.001 - 50.000	23	2,586,591.87	0.67
50.001 - 60.000	48	8,519,423.95	2.20
60.001 - 70.000	134	23,609,430.82	6.09
70.001 - 80.000	668	139,206,395.85	35.93
80.001 - 90.000	739	150,605,032.01	38.87
90.001 - 100.000	747	61,812,406.22	15.95
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Minimum: 12.000%
Maximum: 100.000%
Non-Zero WA: 83.360%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$49,857.77	0.01%
451 - 500	1	335,000.00	0.09
501 - 550	198	37,436,999.00	9.66
551 - 600	468	76,089,548.23	19.64
601 - 650	856	128,528,966.36	33.17
651 - 700	575	91,311,715.62	23.57
701 - 750	215	39,585,883.44	10.22
751 - 800	65	14,108,766.28	3.64
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Non-Zero Minimum: 500
Maximum: 791
Non-Zero WA: 633

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	1,197	$173,112,142.60	44.68%
Cash Out Refinance	849	152,598,629.03	39.39
Rate/Term Refinance	291	51,594,768.09	13.32
Home Improvement	30	5,527,663.70	1.43
Debt Consolidation	11	4,258,287.08	1.10
Construction Permanent	1	355,246.20	0.09
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,863	$297,217,061.05	76.71%
PUD	229	48,469,104.76	12.51
Condo	153	20,748,408.92	5.36
2-4 Family	122	20,045,244.47	5.17
Manufactured Housing	7	579,030.21	0.15
Townhouse	4	294,387.29	0.08
Row House	1	93,500.00	0.02
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	448	$105,995,358.55	27.36%
CA-N	258	66,651,172.42	17.20
FL	208	20,554,821.75	5.31
IL	100	15,211,985.37	3.93
TX	143	13,164,948.56	3.40
NY	49	12,265,575.82	3.17
CO	69	11,440,692.65	2.95
MA	51	11,126,156.35	2.87
GA	85	10,921,746.58	2.82
NJ	44	10,402,140.81	2.68
PA	95	10,360,442.09	2.67
MD	50	9,260,276.48	2.39
WA	74	8,737,355.36	2.26
VA	41	7,417,383.66	1.91
OH	68	6,347,826.28	1.64
AZ	49	5,238,619.90	1.35
NV	34	5,208,121.33	1.34
CT	27	5,176,347.41	1.34
OR	35	4,979,348.39	1.29
MO	45	4,489,341.51	1.16
UT	40	4,371,904.33	1.13
MI	40	4,295,084.32	1.11
NC	32	4,159,312.22	1.07
MN	21	3,481,163.60	0.90
IN	39	2,705,930.48	0.70
IA	27	2,084,713.78	0.54
TN	30	1,969,652.63	0.51
RI	11	1,708,719.55	0.44
HI	5	1,707,976.68	0.44
OK	20	1,559,176.97	0.40
Other	141	14,453,440.87	3.73
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	611	$80,808,386.89	20.86%
1% of Orig. Bal.	9	507,245.85	0.13
1% of UPB	64	7,111,340.22	1.84
2 Mos. Int. Amt. Prepaid >20% of Orig. Bal.	4	749,460.21	0.19
2 Mos. Int. of UPB	12	2,331,346.42	0.60
2 Mos. Int. on 80% of UPB	2	396,750.00	0.10
2% 1% of UPB	1	180,000.00	0.05
2% of UPB	46	6,369,403.38	1.64
3 Mos. Int. of UPB	27	5,187,210.34	1.34
3 Mos. Int. on 80% of UPB	1	647,469.97	0.17
3% 2% 1% of UPB	3	428,442.35	0.11
3% of UPB	8	345,974.65	0.09
5% 1% of UPB	1	350,000.00	0.09
5% 4% 3% 2% 1% of UPB	3	604,995.38	0.16
5% 4% 3% of UPB	25	2,526,754.47	0.65
5% 4% of UPB	2	203,250.51	0.05
5% of UPB	154	19,379,422.29	5.00
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	508	110,714,147.77	28.58
6 Mos. Int. on 80% of UPB	787	136,180,817.97	35.15
6 Mos. Int. on UPB	38	4,938,153.61	1.27
6% of UPB	73	7,486,164.42	1.93
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,375	$210,391,968.97	54.30%
Stated	580	122,315,303.84	31.57
Limited	197	28,836,355.62	7.44
No Documentation	217	21,534,420.43	5.56
No Ratio	10	4,368,687.84	1.13
Total:	**2,379**	**$387,446,736.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	26	$4,248,854.82	1.77%
3.001 - 3.500	2	437,641.46	0.18
3.501 - 4.000	11	4,129,417.12	1.72
4.001 - 4.500	12	3,877,641.79	1.62
4.501 - 5.000	31	8,493,338.58	3.54
5.001 - 5.500	352	75,559,884.12	31.49
5.501 - 6.000	324	68,831,865.81	28.69
6.001 - 6.500	78	30,020,847.56	12.51
6.501 - 7.000	60	22,224,449.19	9.26
7.001 - 7.500	42	13,913,122.63	5.80
7.501 - 8.000	18	5,018,817.04	2.09
8.001 - 8.500	10	1,720,709.42	0.72
8.501 - 9.000	2	619,419.95	0.26
9.001 - 9.500	2	374,548.76	0.16
9.501 - 10.000	1	365,342.57	0.15
10.001 >=	1	113,964.12	0.05
Total:	**972**	**$239,949,864.94**	**100.00%**

Minimum: 2.250%
Maximum: 10.050%
Weighted Average: 5.853%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	6	$2,171,032.63	0.90%
2.000	110	44,328,276.67	18.47
3.000	834	189,972,495.86	79.17
5.000	22	3,478,059.78	1.45
Total:	**972**	**$239,949,864.94**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.826%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	895	$224,444,217.24	93.54%
1.500	53	11,657,590.00	4.86
2.000	24	3,848,057.70	1.60
Total:	**972**	**$239,949,864.94**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.040%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$76,777.75	0.03%
9.001 - 9.500	8	1,302,160.20	0.54
9.501 - 10.000	7	1,144,753.09	0.48
10.001 - 10.500	6	1,156,406.28	0.48
10.501 - 11.000	5	717,920.65	0.30
11.001 - 11.500	7	3,412,496.28	1.42
11.501 - 12.000	34	10,046,542.04	4.19
12.001 - 12.500	103	29,920,857.81	12.47
12.501 - 13.000	158	42,329,724.08	17.64
13.001 - 13.500	147	39,953,402.79	16.65
13.501 - 14.000	173	40,077,340.33	16.70
14.001 - 14.500	105	24,097,211.05	10.04
14.501 - 15.000	83	18,189,471.51	7.58
15.001 - 15.500	36	7,858,659.77	3.28
15.501 - 16.000	24	6,268,791.95	2.61
16.001 - 16.500	7	2,124,884.46	0.89
16.501 - 17.000	4	800,364.12	0.33
17.001 - 17.500	2	623,368.84	0.26
17.501 - 18.000	4	934,583.68	0.39
18.001 - 18.500	10	1,745,436.54	0.73
18.501 - 19.000	22	3,242,840.10	1.35
19.001 - 19.500	14	2,319,158.71	0.97
19.501 >=	12	1,606,712.91	0.67
Total:	**972**	**$239,949,864.94**	**100.00%**

Minimum: 9.000%
Maximum: 20.600%
Weighted Average: 13.680%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	38	$8,242,417.93	3.44%
5.501 - 6.000	38	11,705,248.89	4.88
6.001 - 6.500	136	41,416,713.41	17.26
6.501 - 7.000	223	60,188,114.87	25.08
7.001 - 7.500	175	43,763,526.71	18.24
7.501 - 8.000	174	37,125,698.31	15.47
8.001 - 8.500	84	17,369,544.99	7.24
8.501 - 9.000	68	13,262,625.59	5.53
9.001 - 9.500	21	3,560,594.73	1.48
9.501 - 10.000	10	2,177,703.98	0.91
10.001 - 10.500	5	1,137,675.53	0.47
Total:	**972**	**$239,949,864.94**	**100.00%**

Minimum:	2.250%
Maximum:	10.400%
Weighted Average:	7.148%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-10	2	$722,926.68	0.30%
2004-11	2	1,012,660.45	0.42
2004-12	1	203,306.41	0.08
2005-01	6	1,395,185.46	0.58
2005-02	15	3,883,206.76	1.62
2005-03	31	7,722,158.34	3.22
2005-04	169	36,909,680.33	15.38
2005-05	375	81,693,447.21	34.05
2005-06	280	80,998,031.90	33.76
2005-07	19	6,983,615.00	2.91
2006-04	8	2,086,500.57	0.87
2006-05	20	5,489,943.42	2.29
2006-06	21	6,978,642.63	2.91
2006-07	1	392,500.00	0.16
2007-06	1	286,014.53	0.12
2007-07	2	395,083.62	0.16
2007-08	2	324,836.38	0.14
2008-01	1	55,195.87	0.02
2008-02	1	116,644.13	0.05
2008-03	1	123,834.87	0.05
2008-04	8	1,433,559.17	0.60
2008-05	5	666,113.46	0.28
2008-06	1	76,777.75	0.03
Total:	**972**	**$239,949,864.94**	**100.00%**

$1,078,056,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC8
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	92,500,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5)(6)	69,771,000	(6)	4.76	27-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	442,381,000	(7)	2.54	1-90	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	184,576,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2(8)(9)(10)	75,000,000	(9)	4.89	27-90	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
3-A3(8)(9)	67,559,000	(9)	4.70	27-90	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO (11)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	51,465,000	1M Libor	4.99	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	46,048,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	13,543,000	1M Libor	4.94	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,252,000	1M Libor	4.92	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	10,835,000	1M Libor	4.61	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,126,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	92,500,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5)(6)	69,771,000	(6)	5.32	27-197	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	442,381,000	(7)	2.73	1-185	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	184,576,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2(8)(9)(10)	75,000,000	(9)	5.76	27-198	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
3-A3(8)(9)	67,559,000	(9)	5.06	27-158	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO (11)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	51,465,000	1M Libor	5.46	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	46,048,000	1M Libor	5.34	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	13,543,000	1M Libor	5.19	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,252,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	10,835,000	1M Libor	4.61	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,126,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1, Class 3-A2 and Class 3-A3 are the Group 3 Senior Certificates

(9) Class 3-A2 and 3-A3 will have stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, both will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(10) Class 3-A2 will be insured by MBIA.

(11) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3. Group 3 is further divided into two subgroups: Subgroup 3(1) and Subgroup 3(2).

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero.

All principal from Subgroup 3(1) and Subgroup 3(2) will be paid as follows ("Group 3 Senior Paydown Rules"): first, to the Class 3-A1 Certificates, until reduced to zero. All Subgroup 3(1) principal will then be allocated to the Class 3-A2 Certificates and all Subgroup 3(2) principal will be allocated to the Class 3-A3 Certificates, until either class is reduced to zero. After the principal balances of either the Class 3-A2 or Class 3-A3 Certificates have been reduced to zero, all principal from both subgroups will be paid to the class which remains outstanding.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates, and in the case of Group 3 to be allocated according to the Group 3 Senior Paydown Rules. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated according to the Group 3 Senior Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated according to the Group 3 Senior Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 and Class 3-A3 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2, Class 3-A2 and Class 3-A3 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A Certificates will be calculated on a 30/360 basis for the first 24 accrual periods and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates, the Class 3-A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee, Class 3-A2 Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1, Class 3-A2 and Class 3-A3 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	33,963,628.44	92,591,302.60	68,470,068.96	195,025,000.00
7-12	28,303,052.73	77,159,497.96	57,058,449.31	162,521,000.00
13-18	22,642,477.01	61,727,693.32	45,646,829.67	130,017,000.00
19-24	11,321,151.43	30,863,609.28	22,823,239.29	65,008,000.00

On and after the 25th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 17% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 47% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 35% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	420,104,137
3	415,950,152
4	410,662,463
5	404,399,143
6	397,318,147
7	389,284,022
8	380,252,226
9	370,098,440
10	358,939,054
11	347,349,616
12	335,947,418

Month	Approximate Notional Balance ($)
13	324,887,566
14	313,256,949
15	302,908,002
16	292,753,507
17	277,109,359
18	248,865,931
19	216,598,686
20	197,958,480
21	180,914,456
22	171,100,304
23	162,437,744
24	155,691,592

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 and Class 3-A3 Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (24.01%), Wells Fargo (14.86%), People's Choice (13.21%), Fieldstone (11.31%), CIT (7.23%), Finance America (5.05%), SIB (3.97%), Wilmington Financial (3.22%), and Equifirst (2.93%) and as of the closing date will be serviced by Ocwen (32.36%), Option One (24.82%), Wilshire (23.65%), Wells Fargo (14.86%), Aurora Loan Services (2.42%) and Chase (1.88%).

Mortgage Insurance

Approximately 73.34% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A1 will double, the margins on Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [54]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 Aaa/AAA/AAA Libor Floater (Group 1)	2-A Aaa/AAA/AAA Fixed - Floating (Group 2)	3-A1 Aaa/AAA/AAA Libor Floater (Group 3)		A-IO Aaa/AAA/AAA 6.00% Interest Rate
1-A2 Aaa/AAA/AAA Fixed-Floating (Group 1)		3-A2 Aaa/AAA/AAA Fixed-Floating (Subgroup 3(1))	3-A3 Aaa/AAA/AAA Fixed-Floating (Subgroup 3(2))	

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3.

M1	Aa2/AA/AA Libor Floater
M2	A2/A/A Libor Floater
M3	A3/A-/A- Libor Floater
M4	Baa1/BBB+/BBB+ Libor Floater
M5	Baa2/BBB/BBB Libor Floater
B	Baa3/NR-/BBB- Libor Floater

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC8
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Class 3-A2 Insurer:	MBIA
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2, Class 3-A2, 3-A3 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	9.60	6.51	4.76	3.57	2.67
Window (mos)	55-175	36-121	27-90	21-70	17-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.47	2.54	1.92	1.46
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	9.81	6.67	4.89	3.68	2.77
Window (mos)	55-175	36-121	27-90	21-70	17-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 3-A3					
Avg. Life (yrs)	9.45	6.42	4.70	3.53	2.64
Window (mos)	55-175	36-121	27-90	21-70	17-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.63	6.54	4.99	4.30	4.16
Window (mos)	56-175	37-121	39-90	41-70	45-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.63	6.54	4.95	4.16	3.81
Window (mos)	56-175	37-121	38-90	39-70	40-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.63	6.54	4.94	4.10	3.67
Window (mos)	56-175	37-121	37-90	38-70	39-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.53	4.92	4.07	3.61
Window (mos)	56-175	37-121	37-90	37-70	38-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.13	4.61	3.80	3.38
Window (mos)	56-167	37-115	37-85	37-66	37-53
Expected Final Mat.	7/25/2017	3/25/2013	9/25/2010	2/25/2009	1/25/2008
Class B					
Avg. Life (yrs)	7.11	4.77	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	1/25/2014	9/25/2010	10/25/2008	8/25/2007	11/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.27	3.93	2.51
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 2-A			
Avg. Life (yrs)	3.43	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	6.34	3.98	2.56
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 3-A3			
Avg. Life (yrs)	6.09	3.81	2.42
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M1			
Avg. Life (yrs)	6.34	4.47	4.18
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M2			
Avg. Life (yrs)	6.34	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M3			
Avg. Life (yrs)	6.34	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M4			
Avg. Life (yrs)	6.33	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M5			
Avg. Life (yrs)	5.94	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	11/25/2012	8/25/2009	11/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	6/25/2010	1/25/2008	9/25/2006

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	10.53	7.25	5.32	4.02	3.04
Window (mos)	55-321	36-256	27-197	21-156	17-126
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class 2-A					
Avg. Life (yrs)	5.45	3.72	2.73	2.07	1.57
Window (mos)	1-310	1-241	1-185	1-143	1-113
Expected Final Mat.	6/25/2029	9/25/2023	1/25/2019	7/25/2015	1/25/2013
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	11.09	7.77	5.76	4.39	3.37
Window (mos)	55-321	36-257	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	1/25/2025	2/25/2020	9/25/2016	3/25/2014
Class 3-A3					
Avg. Life (yrs)	9.99	6.88	5.06	3.82	2.89
Window (mos)	55-275	36-205	27-158	21-125	17-103
Expected Final Mat.	7/25/2026	9/25/2020	10/25/2016	1/25/2014	3/25/2012
Class M1					
Avg. Life (yrs)	10.40	7.16	5.46	4.67	4.46
Window (mos)	56-274	37-202	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	6/25/2020	5/25/2016	8/25/2013	9/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.05	5.34	4.46	4.06
Window (mos)	56-253	37-183	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	11/25/2018	2/25/2015	8/25/2012	11/25/2010
Class M3					
Avg. Life (yrs)	10.06	6.88	5.19	4.30	3.83
Window (mos)	56-218	37-154	37-115	38-90	39-72
Expected Final Mat.	10/25/2021	6/25/2016	3/25/2013	2/25/2011	8/25/2009
Class M4					
Avg. Life (yrs)	9.76	6.65	5.00	4.14	3.67
Window (mos)	56-200	37-140	37-104	37-81	38-65
Expected Final Mat.	4/25/2020	4/25/2015	4/25/2012	5/25/2010	1/25/2009
Class M5					
Avg. Life (yrs)	9.06	6.13	4.61	3.80	3.38
Window (mos)	56-167	37-115	37-85	37-66	37-53
Expected Final Mat.	7/25/2017	3/25/2013	9/25/2010	2/25/2009	1/25/2008
Class B					
Avg. Life (yrs)	7.11	4.77	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	1/25/2014	9/25/2010	10/25/2008	8/25/2007	11/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.97	4.39	2.84
Window (mos)	35-250	23-169	16-121
Expected Final Mat.	6/25/2024	9/25/2017	9/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.36	1.56
Window (mos)	1-248	1-168	1-120
Expected Final Mat.	4/25/2024	8/25/2017	8/25/2013
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	7.27	4.62	3.01
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	6/25/2024	9/25/2017	9/25/2013
Class 3-A3			
Avg. Life (yrs)	6.48	4.07	2.60
Window (mos)	35-193	22-129	16-92
Expected Final Mat.	9/25/2019	5/25/2014	4/25/2011
Class M1			
Avg. Life (yrs)	6.94	4.87	4.47
Window (mos)	37-196	40-130	45-92
Expected Final Mat.	12/25/2019	6/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.71	4.01
Window (mos)	37-177	38-117	40-83
Expected Final Mat.	5/25/2018	5/25/2013	7/25/2010
Class M3			
Avg. Life (yrs)	6.67	4.55	3.77
Window (mos)	37-149	38-97	39-69
Expected Final Mat.	1/25/2016	9/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.45	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	12/25/2014	12/25/2010	11/25/2008
Class M5			
Avg. Life (yrs)	5.94	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	11/25/2012	8/25/2009	11/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	6/25/2010	1/25/2008	9/25/2006

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
8.174552%	3.74%
8.184552%	3.59%
8.194552%	3.44%
8.204552%	3.30%
8.214552%	3.15%
8.224552%	3.00%
8.234552%	2.85%
8.244552%	2.71%
8.254552%	2.56%
8.264552%	2.41%
8.274552%	2.27%
Mod. Dur.	0.819 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 8.224552% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.33361	8.84145
2	N/A	N/A	32	8.42871	7.98501
3	N/A	N/A	33	8.96008	8.50552
4	N/A	N/A	34	9.03382	8.73419
5	N/A	N/A	35	9.34504	9.02824
6	N/A	N/A	36	9.04099	8.73550
7	N/A	N/A	37	9.03841	8.73398
8	N/A	N/A	38	9.33588	9.02319
9	N/A	N/A	39	9.27267	8.81510
10	N/A	N/A	40	9.89837	9.57425
11	N/A	N/A	41	9.58620	9.35494
12	N/A	N/A	42	9.58218	9.35272
13	N/A	N/A	43	10.60465	10.35242
14	N/A	N/A	44	9.57460	9.34843
15	N/A	N/A	45	9.96246	9.68333
16	N/A	N/A	46	9.77139	9.63901
17	N/A	N/A	47	10.09463	9.95845
18	N/A	N/A	48	9.76491	9.63482
19	N/A	N/A	49	9.76084	9.71983
20	N/A	N/A	50	10.08198	10.04133
21	N/A	N/A	51	9.75269	9.71499
22	N/A	N/A	52	10.13263	10.12643
23	N/A	N/A	53	9.80325	9.79782
24	N/A	N/A	54	9.79907	9.79528
25	7.90751	7.48516	55	10.47040	10.93502
26	8.16908	7.73383	56	9.80414	10.23095
27	8.14993	7.57010	57	10.12658	10.64868
28	8.70604	8.25090	58	9.82371	10.33815
29	8.43367	7.98748	59	10.14734	10.67950
30	8.43201	7.98665	60	9.81576	10.33167

(1) Based on 1 month Libor , 6 month Libor, 12 Month Libor and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC8 Collateral Summary –Aggregate

Total Number of Loans	6,944	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,083,473,847	Yes	32.5%
Average Loan Principal Balance	$156,030	No	67.5%
Fixed Rate	25.7%		
Adjustable Rate	74.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	73.3%
Weighted Average Margin	5.7%	No	26.7%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	28.2%
Weighted Average Floor	6.8%	0.001-1.000	4.0%
Weighted Average Original Term (mo.)	352.9	1.001-2.000	44.6%
Weighted Average Remaining Term (mo.)	349.6	2.001-3.000	21.6%
Weighted Average Loan Age (mo.)	3.4	3.001-4.000	0.0%
Weighted Average Combined LTV	81.7%	4.001-5.000	1.5%
Non-Zero Weighted Average FICO	630		
Non-Zero Weighted Average DTI	40.3%	**Geographic Distribution**	
% IO Loans	0.5%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	36.5%
First	98.0%	FL	6.2%
Second	2.0%	IL	6.0%
		CO	3.5%
Product Type		TX	3.4%
2/28 ARM (LIBOR)	53.1%	NJ	3.3%
Fixed Rate	24.2%		
3/27 ARM (LIBOR)	9.1%	**Occupancy Status**	
5/1 ARM (LIBOR)	7.7%	Primary Home	91.0%
Other	6.0%	Investment	8.4%
		Second Home	0.6%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	780	$26,090,815.75	2.41%
50,000.01 - 100,000.00	1,669	125,662,649.52	11.60
100,000.01 - 150,000.00	1,468	182,814,488.45	16.87
150,000.01 - 200,000.00	1,118	194,288,714.33	17.93
200,000.01 - 250,000.00	795	177,686,434.70	16.40
250,000.01 - 300,000.00	481	132,225,414.87	12.20
300,000.01 - 350,000.00	288	92,815,069.83	8.57
350,000.01 - 400,000.00	146	54,620,977.94	5.04
400,000.01 - 450,000.00	75	32,109,947.28	2.96
450,000.01 - 500,000.00	73	35,037,652.69	3.23
500,000.01 - 550,000.00	20	10,594,536.29	0.98
550,000.01 - 600,000.00	17	9,929,639.45	0.92
600,000.01 - 650,000.00	8	5,061,659.16	0.47
650,000.01 - 700,000.00	2	1,358,719.19	0.13
700,000.01 - 750,000.00	2	1,475,360.21	0.14
750,000.01 - 800,000.00	1	758,588.44	0.07
900,000.01 - 950,000.00	1	943,178.69	0.09
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Minimum: $7,688.24
Maximum: $943,178.69
Average: $156,030.22

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	658	$122,159,371.34	11.27%
5.501 - 6.000	199	38,152,448.64	3.52
6.001 - 6.500	470	103,272,397.41	9.53
6.501 - 7.000	921	180,195,542.46	16.63
7.001 - 7.500	935	169,036,216.75	15.60
7.501 - 8.000	1,153	185,358,957.49	17.11
8.001 - 8.500	691	98,643,139.02	9.10
8.501 - 9.000	603	83,231,183.33	7.68
9.001 - 9.500	326	38,586,594.76	3.56
9.501 - 10.000	248	25,752,421.47	2.38
10.001 - 10.500	121	10,031,890.09	0.93
10.501 - 11.000	191	10,939,105.33	1.01
11.001 - 11.500	72	3,673,761.03	0.34
11.501 - 12.000	151	7,231,298.13	0.67
12.001 - 12.500	79	2,935,062.08	0.27
12.501 - 13.000	41	1,591,092.37	0.15
13.001 - 13.500	40	1,363,709.56	0.13
13.501 - 14.000	38	1,102,708.24	0.10
14.001 - 14.250	4	98,769.96	0.01
14.251 - 14.500	2	104,051.76	0.01
15.501 - 15.750	1	14,125.57	0.00
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Minimum: 3.125%
Maximum: 15.750%
Weighted Average: 7.379%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	6	$787,848.62	0.07%
121 - 180	494	30,419,188.86	2.81
181 - 240	323	16,133,373.26	1.49
241 - 300	6	675,123.40	0.06
301 - 360	6,115	1,035,458,312.65	95.57
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	6	$787,848.62	0.07%
121 - 180	494	30,419,188.86	2.81
181 - 240	323	16,133,373.26	1.49
241 - 300	6	675,123.40	0.06
301 - 360	6,115	1,035,458,312.65	95.57
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Minimum: 115.0
Maximum: 359.0
Weighted Average: 349.6

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	7	$271,919.23	0.03%
20.001 - 30.000	17	1,875,661.77	0.17
30.001 - 40.000	52	4,308,597.81	0.40
40.001 - 50.000	113	13,558,782.58	1.25
50.001 - 60.000	183	26,818,093.05	2.48
60.001 - 70.000	513	79,868,279.01	7.37
70.001 - 80.000	2,689	455,232,358.41	42.02
80.001 - 90.000	2,160	361,272,029.12	33.34
90.001 - 100.000	1,210	140,268,125.81	12.95
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Minimum: 12.000%
Maximum: 100.000%
Non-Zero WA: 81.668%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	5	$809,880.58	0.07%
401 - 450	1	83,756.57	0.01
451 - 500	6	870,762.54	0.08
501 - 550	849	129,179,814.82	11.92
551 - 600	1,377	208,680,354.98	19.26
601 - 650	2,285	347,741,239.11	32.10
651 - 700	1,610	256,507,233.54	23.67
701 - 750	590	100,671,250.14	9.29
751 - 800	211	37,602,047.45	3.47
801 >=	10	1,327,507.06	0.12
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Non-Zero Minimum: 442
Maximum: 829
Non-Zero WA: 630

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,878	$468,420,069.93	43.23%
Purchase	2,860	423,453,811.27	39.08
Rate/Term Refinance	971	160,052,045.00	14.77
Home Improvement	175	18,806,604.40	1.74
Debt Consolidation	59	12,386,837.95	1.14
Construction Permanent	1	354,478.24	0.03
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,199	$791,131,387.01	73.02%
PUD	545	101,800,628.33	9.40
2-4 Family	522	95,193,468.04	8.79
Condo	625	90,583,880.21	8.36
Manufactured Housing	42	3,662,871.56	0.34
Townhouse	8	678,739.66	0.06
Coop	1	274,333.04	0.03
Row House	2	148,538.94	0.01
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,169	$251,524,058.22	23.21%
CA-N	635	144,211,294.18	13.31
FL	574	67,542,786.98	6.23
IL	407	65,249,214.73	6.02
CO	224	38,251,557.71	3.53
TX	347	37,212,711.31	3.43
NJ	188	35,471,381.37	3.27
NY	139	30,221,152.25	2.79
WA	206	30,052,183.68	2.77
HI	126	28,078,248.75	2.59
MI	238	27,656,958.72	2.55
MA	120	25,595,857.49	2.36
OH	277	24,840,993.46	2.29
PA	250	24,771,287.47	2.29
AZ	175	21,693,711.69	2.00
MD	114	19,565,125.88	1.81
NV	128	18,970,029.97	1.75
VA	112	18,240,200.28	1.68
MN	110	17,424,199.04	1.61
NC	119	14,790,374.98	1.37
MO	149	14,560,320.72	1.34
CT	85	14,301,540.15	1.32
OR	87	12,876,287.54	1.19
UT	85	10,246,687.09	0.95
GA	76	9,651,333.03	0.89
IN	115	9,525,114.92	0.88
RI	40	6,204,167.80	0.57
WI	57	5,978,793.49	0.55
SC	58	5,899,573.57	0.54
TN	71	5,758,266.39	0.53
Other	463	47,108,433.93	4.35
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,994	$305,952,800.75	28.24%
1% of Orig. Bal.	34	2,465,237.86	0.23
1% of UPB	166	19,378,112.74	1.79
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	19	2,319,836.79	0.21
2 Mos. Int. of UPB	12	2,326,864.44	0.21
2 Mos. Int. on 80% of UPB	2	395,662.08	0.04
2% 1% of UPB	44	6,047,059.58	0.56
2% of UPB	128	15,574,606.26	1.44
3 Mos. Int. of UPB	49	9,929,964.90	0.92
3 Mos. Int. on 80% of UPB	6	1,094,316.94	0.10
3% 2% 1% of UPB	16	2,925,786.68	0.27
3% of UPB	104	8,776,271.45	0.81
5% 1% of UPB	6	1,184,832.74	0.11
5% 3% of UPB	7	711,887.29	0.07
5% 4% 3% 2% 1% of UPB	3	603,691.14	0.06
5% 4% 3% of UPB	168	16,615,783.42	1.53
5% 4% of UPB	43	6,095,076.22	0.56
5% of UPB	317	45,331,659.68	4.18
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,164	383,889,941.87	35.43
6 Mos. Int. on 80% of UPB	1,365	215,895,678.61	19.93
6 Mos. Int. on UPB	105	13,549,476.33	1.25
6% of UPB	192	22,409,299.02	2.07
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,187	$620,812,502.41	57.30%
Stated	1,914	340,497,543.63	31.43
No Documentation	524	69,454,583.19	6.41
Limited	304	47,285,699.45	4.36
No Ratio	15	5,423,518.11	0.50
Total:	**6,944**	**$1,083,473,846.79**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	727	$131,863,735.93	16.38%
3.001 - 3.500	5	940,297.22	0.12
3.501 - 4.000	23	6,734,591.63	0.84
4.001 - 4.500	32	7,703,600.57	0.96
4.501 - 5.000	100	20,237,612.16	2.51
5.001 - 5.500	432	87,980,822.12	10.93
5.501 - 6.000	950	164,710,340.10	20.46
6.001 - 6.500	717	130,914,718.00	16.26
6.501 - 7.000	645	117,433,907.02	14.59
7.001 - 7.500	439	75,829,504.65	9.42
7.501 - 8.000	240	34,314,894.28	4.26
8.001 - 8.500	119	15,057,340.50	1.87
8.501 - 9.000	41	5,289,790.91	0.66
9.001 - 9.500	27	3,090,635.68	0.38
9.501 - 10.000	10	1,271,059.97	0.16
10.001 >=	16	1,619,131.65	0.20
Total:	**4,523**	**$804,991,982.39**	**100.00%**

Minimum: 2.250%
Maximum: 11.550%
Weighted Average: 5.747%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	24	$6,015,908.92	0.75%
2.000	1,283	245,563,887.43	30.51
3.000	2,628	445,572,490.19	55.35
5.000	588	107,839,695.85	13.40
Total:	**4,523**	**$804,991,982.39**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.948%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,637	$648,231,368.17	80.53%
1.500	162	25,550,187.60	3.17
2.000	724	131,210,426.62	16.30
Total:	**4,523**	**$804,991,982.39**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.179%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$287,031.28	0.04%
8.501 - 9.000	12	1,947,339.40	0.24
9.001 - 9.500	121	22,829,545.16	2.84
9.501 - 10.000	287	53,374,329.22	6.63
10.001 - 10.500	170	31,205,122.99	3.88
10.501 - 11.000	83	14,373,218.22	1.79
11.001 - 11.500	45	9,332,501.68	1.16
11.501 - 12.000	87	18,911,881.87	2.35
12.001 - 12.500	229	53,567,513.65	6.65
12.501 - 13.000	400	81,133,907.93	10.08
13.001 - 13.500	509	101,744,122.82	12.64
13.501 - 14.000	689	126,369,056.66	15.70
14.001 - 14.500	496	86,027,465.84	10.69
14.501 - 15.000	528	87,984,268.84	10.93
15.001 - 15.500	312	45,080,136.32	5.60
15.501 - 16.000	259	37,242,016.30	4.63
16.001 - 16.500	117	15,277,819.06	1.90
16.501 - 17.000	92	10,330,327.53	1.28
17.001 - 17.500	41	4,050,158.44	0.50
17.501 - 18.000	28	2,749,818.03	0.34
18.001 - 18.500	12	870,169.73	0.11
18.501 - 19.000	2	78,593.84	0.01
19.001 - 19.500	1	109,941.37	0.01
19.501 >=	2	115,696.21	0.01
Total:	**4,523**	**$804,991,982.39**	**100.00%**

Minimum: 8.125%
Maximum: 20.600%
Weighted Average: 13.356%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	783	$145,810,527.11	18.11%
5.501 - 6.000	59	15,443,992.84	1.92
6.001 - 6.500	290	70,090,758.50	8.71
6.501 - 7.000	632	130,986,656.01	16.27
7.001 - 7.500	668	128,235,771.02	15.93
7.501 - 8.000	760	133,035,306.87	16.53
8.001 - 8.500	456	68,296,924.58	8.48
8.501 - 9.000	377	57,862,702.41	7.19
9.001 - 9.500	217	26,843,202.50	3.33
9.501 - 10.000	154	16,942,790.60	2.10
10.001 - 10.500	61	5,930,496.83	0.74
10.501 - 11.000	45	4,270,802.19	0.53
11.001 - 11.500	11	588,777.00	0.07
11.501 - 12.000	5	311,073.33	0.04
12.001 - 12.500	3	226,504.39	0.03
12.501 - 13.000	1	61,717.89	0.01
13.501 - 14.000	1	53,978.32	0.01
Total:	**4,523**	**$804,991,982.39**	**100.00%**

Minimum: 2.250%
Maximum: 13.600%
Weighted Average: 6.768%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$86,136.09	0.01%
2004-07	1	118,103.16	0.01
2004-10	4	1,083,400.88	0.13
2004-11	8	1,715,554.92	0.21
2004-12	7	1,186,007.33	0.15
2005-01	17	2,427,702.71	0.30
2005-02	19	3,577,727.28	0.44
2005-03	72	13,871,885.41	1.72
2005-04	571	94,816,271.15	11.78
2005-05	1,003	177,282,584.91	22.02
2005-06	1,368	257,629,456.05	32.00
2005-07	128	24,491,550.68	3.04
2005-08	7	1,131,080.59	0.14
2005-09	4	412,482.11	0.05
2005-10	4	662,412.95	0.08
2005-11	4	755,070.23	0.09
2005-12	1	269,096.68	0.03
2006-01	5	914,384.46	0.11
2006-02	19	3,377,298.57	0.42
2006-03	25	3,763,700.60	0.47
2006-04	69	10,162,955.79	1.26
2006-05	225	33,708,491.40	4.19
2006-06	356	60,923,162.90	7.57
2006-07	14	2,447,531.18	0.30
2007-06	7	1,080,497.51	0.13
2007-07	19	3,382,642.89	0.42
2007-08	17	2,810,571.72	0.35
2007-09	31	6,720,678.11	0.83
2007-10	15	2,875,419.94	0.36
2007-11	10	1,847,993.84	0.23
2007-12	5	877,577.51	0.11
2008-01	25	4,601,193.73	0.57
2008-02	60	10,577,333.91	1.31
2008-03	95	17,019,565.37	2.11
2008-04	114	21,420,978.44	2.66
2008-05	130	23,390,190.66	2.91
2008-06	59	11,018,442.15	1.37
2008-07	2	347,325.14	0.04
2018-04	1	67,843.40	0.01
2018-05	1	139,680.04	0.02
Total:	**4,523**	**$804,991,982.39**	**100.00%**

SAIL 2003-BC8 Collateral Summary – Group 3

Total Number of Loans	2,372	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$380,389,842	Yes	34.5%
Average Loan Principal Balance	$160,367	No	65.5%
Fixed Rate	38.6%		
Adjustable Rate	61.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	69.9%
Weighted Average Margin	5.9%	No	30.1%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	20.6%
Weighted Average Floor	7.2%	0.001-1.000	5.1%
Weighted Average Original Term (mo.)	346.0	1.001-2.000	49.2%
Weighted Average Remaining Term (mo.)	342.5	2.001-3.000	20.9%
Weighted Average Loan Age (mo.)	3.5	3.001-4.000	0.0%
Weighted Average Combined LTV	83.4%	4.001-5.000	4.3%
Non-Zero Weighted Average FICO	632		
Non-Zero Weighted Average DTI	41.0%	**Geographic Distribution**	
% IO Loans	1.2%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	43.7%
First	94.4%	FL	5.3%
Second	5.6%	IL	4.0%
		TX	3.5%
Product Type		NY	3.3%
2/28 ARM (LIBOR)	56.6%		
Fixed Rate	34.6%	**Occupancy Status**	
Balloon	4.0%	Primary Home	93.9%
3/27 ARM (LIBOR)	3.9%	Investment	5.8%
Other	0.9%	Second Home	0.3%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	545	$16,639,767.67	4.37%
50,000.01 - 100,000.00	553	41,007,895.23	10.78
100,000.01 - 150,000.00	339	42,040,549.88	11.05
150,000.01 - 200,000.00	239	41,222,973.17	10.84
200,000.01 - 250,000.00	164	36,580,774.53	9.62
250,000.01 - 300,000.00	105	28,648,983.05	7.53
300,000.01 - 350,000.00	137	45,266,142.96	11.90
350,000.01 - 400,000.00	116	43,155,572.33	11.35
400,000.01 - 450,000.00	62	26,577,987.35	6.99
450,000.01 - 500,000.00	64	30,790,969.24	8.09
500,000.01 - 550,000.00	18	9,524,753.17	2.50
550,000.01 - 600,000.00	16	9,335,968.07	2.45
600,000.01 - 650,000.00	8	5,061,659.16	1.33
650,000.01 - 700,000.00	2	1,358,719.19	0.36
700,000.01 - 750,000.00	2	1,475,360.21	0.39
750,000.01 - 800,000.00	1	758,588.44	0.20
900,000.01 - 950,000.00	1	943,178.69	0.25
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Minimum: $7,688.24
Maximum: $943,178.69
Weighted Average: $160,366.71

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	23	$4,704,818.86	1.24%
5.501 - 6.000	52	14,683,580.05	3.86
6.001 - 6.500	178	52,487,194.93	13.80
6.501 - 7.000	323	78,527,215.65	20.64
7.001 - 7.500	280	59,771,920.66	15.71
7.501 - 8.000	350	62,985,012.32	16.56
8.001 - 8.500	190	33,362,306.28	8.77
8.501 - 9.000	218	28,834,987.12	7.58
9.001 - 9.500	101	11,785,259.94	3.10
9.501 - 10.000	80	8,052,570.24	2.12
10.001 - 10.500	58	4,672,756.14	1.23
10.501 - 11.000	134	5,707,392.14	1.50
11.001 - 11.500	52	2,147,590.65	0.56
11.501 - 12.000	137	6,173,405.85	1.62
12.001 - 12.500	75	2,640,217.79	0.69
12.501 - 13.000	40	1,529,374.48	0.40
13.001 - 13.500	37	1,058,562.03	0.28
13.501 - 14.000	37	1,048,729.92	0.28
14.001 - 14.250	4	98,769.96	0.03
14.251 - 14.500	2	104,051.76	0.03
15.501 - 15.750	1	14,125.57	0.00
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Minimum: 4.000%
Maximum: 15.750%
Weighted Average: 7.688%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	3	$604,679.35	0.16%
121 - 180	383	20,302,906.79	5.34
181 - 240	286	12,444,671.82	3.27
241 - 300	3	276,916.25	0.07
301 - 360	1,697	346,760,668.13	91.16
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 346.0

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	3	$604,679.35	0.16%
121 - 180	383	20,302,906.79	5.34
181 - 240	286	12,444,671.82	3.27
241 - 300	3	276,916.25	0.07
301 - 360	1,697	346,760,668.13	91.16
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Minimum: 115.0
Maximum: 359.0
Weighted Average: 342.5

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$93,748.37	0.02%
20.001 - 30.000	4	190,991.95	0.05
30.001 - 40.000	12	775,130.30	0.20
40.001 - 50.000	24	2,634,221.92	0.69
50.001 - 60.000	48	8,121,108.22	2.13
60.001 - 70.000	138	23,842,464.06	6.27
70.001 - 80.000	666	136,327,762.05	35.84
80.001 - 90.000	743	148,014,939.84	38.91
90.001 - 100.000	734	60,389,475.63	15.88
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Minimum: 12.000%
Maximum: 100.000%
Non-Zero WA: 83.350%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$49,736.35	0.01%
451 - 500	1	334,415.83	0.09
501 - 550	204	37,745,132.76	9.92
551 - 600	471	75,727,231.52	19.91
601 - 650	859	127,194,844.80	33.44
651 - 700	559	87,205,037.91	22.93
701 - 750	215	38,789,590.42	10.20
751 - 800	62	13,343,852.75	3.51
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Non-Zero Minimum: 500
Maximum: 791
Non-Zero WA: 632

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	1,165	$166,140,010.15	43.68%
Cash Out Refinance	870	153,150,159.01	40.26
Rate/Term Refinance	289	50,615,371.42	13.31
Home Improvement	36	5,876,546.17	1.54
Debt Consolidation	11	4,253,277.35	1.12
Construction Permanent	1	354,478.24	0.09
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,859	$291,857,042.80	76.73%
PUD	221	46,336,061.67	12.18
2-4 Family	128	20,846,021.84	5.48
Condo	154	20,561,907.80	5.41
Manufactured Housing	5	401,474.14	0.11
Townhouse	4	294,003.36	0.08
Row House	1	93,330.73	0.02
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	439	$103,377,661.85	27.18%
CA-N	246	62,853,341.52	16.52
FL	207	20,161,253.34	5.30
IL	99	15,323,517.18	4.03
TX	143	13,257,469.36	3.49
NY	51	12,697,668.53	3.34
CO	69	11,368,772.83	2.99
MA	51	11,364,156.70	2.99
PA	99	10,613,484.81	2.79
NJ	42	10,145,563.95	2.67
GA	76	9,651,333.03	2.54
WA	74	9,245,642.45	2.43
MD	47	8,724,039.15	2.29
OH	81	7,180,472.72	1.89
VA	41	7,152,019.16	1.88
AZ	51	5,504,273.87	1.45
CT	27	5,165,729.62	1.36
NV	35	4,983,163.91	1.31
OR	35	4,969,121.00	1.31
MI	44	4,672,473.84	1.23
MO	45	4,445,754.81	1.17
NC	33	4,264,182.23	1.12
UT	38	4,223,159.76	1.11
MN	20	3,281,551.93	0.86
IN	42	2,932,506.88	0.77
TN	32	2,205,418.25	0.58
IA	27	2,081,858.38	0.55
HI	6	1,836,749.23	0.48
RI	11	1,706,506.96	0.45
SC	16	1,419,807.78	0.37
Other	145	13,581,187.31	3.57
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	598	$78,339,462.24	20.59%
1% of Orig. Bal.	13	767,010.44	0.20
1% of UPB	66	7,300,421.44	1.92
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	4	747,777.98	0.20
2 Mos. Int. of UPB	12	2,326,864.44	0.61
2 Mos. Int. on 80% UPB	2	395,662.08	0.10
2% 1% of UPB	1	107,732.34	0.03
2% of UPB	45	6,085,763.19	1.60
3 Mos. Int. of UPB	28	5,822,194.41	1.53
3% 2% 1% of UPB	2	372,874.87	0.10
3% of UPB	11	626,970.69	0.16
5% 1% of UPB	1	349,263.45	0.09
5% 4% 3% 2% 1% of UPB	3	603,691.14	0.16
5% 4% 3% of UPB	31	2,809,332.46	0.74
5% 4% of UPB	4	672,286.19	0.18
5% of UPB	155	19,638,432.56	5.16
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	505	108,287,042.88	28.47
6 Mos. Int. on 80% UPB	778	132,481,082.16	34.83
6 Mos. Int. on UPB	38	4,927,694.46	1.30
6% of UPB	75	7,728,282.92	2.03
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,385	$209,034,617.21	54.95%
Stated	573	118,388,859.07	31.12
Limited	193	27,191,886.15	7.15
No Documentation	211	21,335,638.21	5.61
No Ratio	10	4,438,841.70	1.17
Total:	**2,372**	**$380,389,842.34**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	21	$3,680,906.92	1.58%
3.001 - 3.500	2	436,759.76	0.19
3.501 - 4.000	11	4,121,090.13	1.77
4.001 - 4.500	11	3,822,398.45	1.64
4.501 - 5.000	25	7,108,955.82	3.05
5.001 - 5.500	341	72,669,953.73	31.13
5.501 - 6.000	315	67,135,582.56	28.76
6.001 - 6.500	75	28,525,169.41	12.22
6.501 - 7.000	64	22,596,543.16	9.68
7.001 - 7.500	46	14,616,564.50	6.26
7.501 - 8.000	19	5,308,799.44	2.27
8.001 - 8.500	11	1,859,729.98	0.80
8.501 - 9.000	2	618,249.97	0.26
9.001 - 9.500	2	374,002.22	0.16
9.501 - 10.000	1	365,023.71	0.16
10.001 >=	2	210,100.95	0.09
Total:	**948**	**$233,449,830.71**	**100.00%**

Minimum: 2.250%
Maximum: 10.100%
Weighted Average: 5.880%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6	$2,168,523.90	0.93%
2.000	110	44,438,574.06	19.04
3.000	815	183,931,670.06	78.79
5.000	17	2,911,062.69	1.25
Total:	**948**	**$233,449,830.71**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.816%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	876	$218,627,713.76	93.65%
1.500	53	11,541,056.34	4.94
2.000	19	3,281,060.61	1.41
Total:	**948**	**$233,449,830.71**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.039%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$76,777.75	0.03%
9.001 - 9.500	7	1,178,319.88	0.50
9.501 - 10.000	4	822,772.03	0.35
10.001 - 10.500	6	1,155,703.46	0.50
10.501 - 11.000	4	595,401.62	0.26
11.001 - 11.500	7	3,408,040.84	1.46
11.501 - 12.000	37	10,913,803.87	4.68
12.001 - 12.500	110	31,051,586.60	13.30
12.501 - 13.000	177	43,815,740.48	18.77
13.001 - 13.500	155	39,816,947.67	17.06
13.501 - 14.000	180	40,986,833.26	17.56
14.001 - 14.500	102	23,720,265.63	10.16
14.501 - 15.000	82	17,911,586.91	7.67
15.001 - 15.500	37	7,989,347.97	3.42
15.501 - 16.000	25	6,366,234.54	2.73
16.001 - 16.500	7	2,122,308.84	0.91
16.501 - 17.000	4	799,462.61	0.34
17.001 - 17.500	2	622,488.15	0.27
17.501 - 18.000	1	96,208.60	0.04
Total:	**948**	**$233,449,830.71**	**100.00%**

Minimum: 9.000%
Maximum: 17.590%
Weighted Average: 13.450%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	44	$10,925,021.22	4.68%
5.501 - 6.000	32	10,193,724.22	4.37
6.001 - 6.500	128	39,340,368.25	16.85
6.501 - 7.000	213	57,253,154.08	24.52
7.001 - 7.500	171	41,520,078.56	17.79
7.501 - 8.000	175	37,234,387.52	15.95
8.001 - 8.500	82	17,019,220.50	7.29
8.501 - 9.000	64	12,754,563.70	5.46
9.001 - 9.500	22	3,696,714.54	1.58
9.501 - 10.000	11	2,280,014.32	0.98
10.001 - 10.500	6	1,232,583.80	0.53
Total:	**948**	**$233,449,830.71**	**100.00%**

Minimum: 2.250%
Maximum: 10.400%
Weighted Average: 7.150%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	2	$721,075.84	0.31%
2004-11	2	1,010,471.08	0.43
2005-01	3	506,667.58	0.22
2005-02	12	2,632,259.49	1.13
2005-03	29	7,545,094.60	3.23
2005-04	169	36,890,756.84	15.80
2005-05	371	80,686,980.65	34.56
2005-06	272	78,270,869.33	33.53
2005-07	19	6,978,666.39	2.99
2006-04	8	2,082,996.73	0.89
2006-05	22	5,852,308.29	2.51
2006-06	21	6,968,459.14	2.98
2006-07	1	392,162.06	0.17
2007-06	1	286,014.53	0.12
2007-07	2	395,083.62	0.17
2007-08	2	324,836.38	0.14
2008-04	6	1,162,236.95	0.50
2008-05	5	666,113.46	0.29
2008-06	1	76,777.75	0.03
Total:	**948**	**$233,449,830.71**	**100.00%**

SAIL 2003-BC8 Collateral Summary – Group 3(1)

Total Number of Loans	1,060	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$193,404,872	Yes	34.7%
Average Loan Principal Balance	$182,457	No	65.3%
Fixed Rate	35.7%		
Adjustable Rate	64.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	68.7%
Weighted Average Margin	5.9%	No	31.3%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	20.2%
Weighted Average Floor	7.1%	0.001-1.000	5.6%
Weighted Average Original Term (mo.)	350.0	1.001-2.000	50.2%
Weighted Average Remaining Term (mo.)	346.6	2.001-3.000	19.2%
Weighted Average Loan Age (mo.)	3.4	3.001-4.000	0.1%
Weighted Average Combined LTV	82.4%	4.001-5.000	4.8%
Non-Zero Weighted Average FICO	631		
Non-Zero Weighted Average DTI	41.2%	**Geographic Distribution**	
% IO Loans	1.1%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	40.0%
First	97.8%	FL	5.8%
Second	2.2%	IL	5.3%
		NY	3.7%
Product Type		TX	3.5%
2/28 ARM (LIBOR)	59.0%	CO	3.2%
Fixed Rate	32.3%		
3/27 ARM (LIBOR)	4.3%	**Occupancy Status**	
Balloon	3.4%	Primary Home	93.7%
Other	1.0%	Investment	5.8%
		Second Home	0.5%

Collateral Characteristics - Group 3(1)

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	141	$4,593,483.38	2.38%
50,000.01 - 100,000.00	256	19,010,351.21	9.83
100,000.01 - 150,000.00	187	23,344,776.05	12.07
150,000.01 - 200,000.00	115	20,036,338.92	10.36
200,000.01 - 250,000.00	78	17,424,212.26	9.01
250,000.01 - 300,000.00	56	15,132,984.49	7.82
300,000.01 - 350,000.00	72	23,948,901.13	12.38
350,000.01 - 400,000.00	59	21,918,515.52	11.33
400,000.01 - 450,000.00	28	11,959,175.22	6.18
450,000.01 - 500,000.00	39	18,715,424.61	9.68
500,000.01 - 550,000.00	10	5,305,715.36	2.74
550,000.01 - 600,000.00	12	7,022,493.36	3.63
600,000.01 - 650,000.00	3	1,874,906.43	0.97
650,000.01 - 700,000.00	1	699,055.57	0.36
700,000.01 - 750,000.00	2	1,475,360.21	0.76
900,000.01 - 950,000.00	1	943,178.69	0.49
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Minimum: $7,688.24
Maximum: $943,178.69
Weighted Average: $182,457.43

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	12	$2,443,374.10	1.26%
5.501 - 6.000	28	7,331,814.90	3.79
6.001 - 6.500	95	27,647,076.49	14.29
6.501 - 7.000	170	41,123,278.42	21.26
7.001 - 7.500	156	34,167,538.89	17.67
7.501 - 8.000	184	34,059,961.33	17.61
8.001 - 8.500	81	15,004,724.21	7.76
8.501 - 9.000	104	13,741,782.65	7.11
9.001 - 9.500	59	6,775,448.97	3.50
9.501 - 10.000	35	4,500,643.64	2.33
10.001 - 10.500	27	2,296,364.68	1.19
10.501 - 11.000	99	3,925,573.34	2.03
11.001 - 11.500	3	88,967.87	0.05
11.501 - 12.000	6	268,341.12	0.14
13.501 - 14.000	1	29,981.80	0.02
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Minimum: 4.000%
Maximum: 13.990%
Weighted Average: 7.513%

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 120	1	$538,499.38	0.28%
121 - 180	163	9,124,924.67	4.72
181 - 240	10	1,229,236.37	0.64
241 - 300	2	195,321.81	0.10
301 - 360	884	182,316,890.18	94.27
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Minimum:	120.0
Maximum:	360.0
Weighted Average:	350.0

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 120	1	$538,499.38	0.28%
121 - 180	163	9,124,924.67	4.72
181 - 240	10	1,229,236.37	0.64
241 - 300	2	195,321.81	0.10
301 - 360	884	182,316,890.18	94.27
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Minimum:	115.0
Maximum:	359.0
Weighted Average:	346.6

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$63,174.95	0.03%
20.001 - 30.000	4	190,991.95	0.10
30.001 - 40.000	6	424,743.94	0.22
40.001 - 50.000	16	2,016,506.38	1.04
50.001 - 60.000	26	4,816,844.40	2.49
60.001 - 70.000	63	10,874,053.48	5.62
70.001 - 80.000	361	73,240,092.53	37.87
80.001 - 90.000	397	80,180,830.46	41.46
90.001 - 100.000	185	21,597,634.32	11.17
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Minimum: 12.000%
Maximum: 100.000%
Non-Zero WA: 82.360%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$49,736.35	0.03%
451 - 500	1	334,415.83	0.17
501 - 550	113	21,522,698.93	11.13
551 - 600	228	38,424,568.23	19.87
601 - 650	326	61,193,994.25	31.64
651 - 700	252	43,355,195.35	22.42
701 - 750	110	22,403,693.59	11.58
751 - 800	29	6,120,569.88	3.16
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Non-Zero Minimum: 500
Maximum: 791
Non-Zero WA: 631

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	477	$82,123,640.19	42.46%
Cash Out Refinance	427	79,346,882.02	41.03
Rate/Term Refinance	128	25,624,026.05	13.25
Home Improvement	22	3,766,463.37	1.95
Debt Consolidation	5	2,189,382.54	1.13
Construction Permanent	1	354,478.24	0.18
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	834	$149,577,298.58	77.34%
PUD	104	21,967,518.50	11.36
2-4 Family	61	12,032,266.22	6.22
Condo	57	9,539,152.96	4.93
Townhouse	2	158,168.93	0.08
Row House	1	93,330.73	0.05
Manufactured Housing	1	37,136.49	0.02
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	199	$49,641,111.31	25.67%
CA-N	94	27,679,922.93	14.31
FL	79	11,230,883.70	5.81
IL	61	10,300,661.04	5.33
NY	25	7,065,909.92	3.65
TX	66	6,845,818.71	3.54
CO	37	6,229,594.55	3.22
PA	49	5,776,979.76	2.99
GA	40	5,602,880.01	2.90
MA	21	5,147,561.09	2.66
MD	26	5,118,577.66	2.65
VA	25	4,875,557.73	2.52
WA	24	4,578,554.84	2.37
NJ	19	4,496,453.53	2.32
OH	40	4,262,605.86	2.20
CT	13	3,338,166.81	1.73
AZ	21	3,152,977.03	1.63
UT	22	2,654,029.03	1.37
MI	19	2,379,152.51	1.23
OR	12	2,371,770.38	1.23
NV	10	1,845,993.69	0.95
MO	20	1,820,159.62	0.94
MN	9	1,779,857.72	0.92
NC	11	1,695,050.00	0.88
IN	16	1,233,840.72	0.64
HI	3	1,156,010.45	0.60
RI	6	1,113,652.93	0.58
DC	6	995,113.17	0.51
IA	12	899,759.46	0.47
TN	12	893,015.44	0.46
Other	63	7,223,250.81	3.73
Total:	**1,060**	**193,404,872.41**	**100.00%**

Collateral Characteristics - Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	264	$39,091,579.52	20.21%
1% of Orig. Bal.	2	196,480.84	0.10
1% of UPB	39	4,225,641.22	2.18
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	3	593,676.94	0.31
2 Mos. Int. of UPB	9	1,849,014.55	0.96
2 Mos. Int. on 80% of UPB	2	395,662.08	0.20
2% of UPB	25	3,719,776.27	1.92
3 Mos. Int. of UPB	15	3,137,500.25	1.62
3% of UPB	5	226,033.58	0.12
5% 4% 3% 2% 1% of UPB	1	404,735.09	0.21
5% 4% 3% of UPB	12	1,324,457.59	0.68
5% 4% of UPB	1	133,225.04	0.07
5% of UPB	72	11,257,215.27	5.82
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	200	53,040,631.15	27.42
6 Mos. Int. on 80% of UPB	359	67,187,155.67	34.74
6 Mos. Int. on UPB	13	2,517,131.18	1.30
6% of UPB	38	4,104,956.17	2.12
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	599	$105,033,492.33	54.31%
Stated	274	62,082,513.12	32.10
Limited	126	14,604,234.45	7.55
No Documentation	56	9,371,982.53	4.85
No Ratio	5	2,312,649.98	1.20
Total:	**1,060**	**$193,404,872.41**	**100.00%**

Collateral Characteristics - Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,089,808.46	1.68%
3.501 - 4.000	7	2,998,749.46	2.41
4.001 - 4.500	4	1,064,427.99	0.86
4.501 - 5.000	15	4,297,796.02	3.46
5.001 - 5.500	179	35,967,567.44	28.93
5.501 - 6.000	172	35,309,627.77	28.40
6.001 - 6.500	44	16,930,544.73	13.62
6.501 - 7.000	38	14,889,293.57	11.97
7.001 - 7.500	23	7,396,484.65	5.95
7.501 - 8.000	6	1,868,209.24	1.50
8.001 - 8.500	5	873,008.92	0.70
8.501 - 9.000	1	245,314.73	0.20
9.001 - 9.500	1	42,396.17	0.03
9.501 - 10.000	1	365,023.71	0.29
Total:	**508**	**$124,338,252.86**	**100.00%**

Minimum: 2.250%
Maximum: 9.875%
Weighted Average: 5.895%

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3	$1,380,792.51	1.11%
2.000	62	25,700,207.51	20.67
3.000	433	95,562,576.38	76.86
5.000	10	1,694,676.46	1.36
Total:	**508**	**$124,338,252.86**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.798%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	471	$116,936,748.59	94.05%
1.500	26	5,476,084.70	4.40
2.000	11	1,925,419.57	1.55
Total:	**508**	**$124,338,252.86**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.038%

Collateral Characteristics - Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
8.501 - 9.000	1	$76,777.75	0.06%
9.001 - 9.500	4	621,233.09	0.50
9.501 - 10.000	1	99,584.85	0.08
10.001 - 10.500	2	516,972.97	0.42
10.501 - 11.000	3	489,225.27	0.39
11.001 - 11.500	5	2,111,475.79	1.70
11.501 - 12.000	22	5,675,243.70	4.56
12.001 - 12.500	52	14,283,227.32	11.49
12.501 - 13.000	89	21,635,249.42	17.40
13.001 - 13.500	97	24,993,836.44	20.10
13.501 - 14.000	99	22,738,505.02	18.29
14.001 - 14.500	49	12,045,339.24	9.69
14.501 - 15.000	48	10,605,594.06	8.53
15.001 - 15.500	17	3,281,747.56	2.64
15.501 - 16.000	11	3,065,621.12	2.47
16.001 - 16.500	5	1,291,224.21	1.04
16.501 - 17.000	2	562,080.32	0.45
17.001 - 17.500	1	245,314.73	0.20
Total:	**508**	**$124,338,252.86**	**100.00%**

Minimum: 9.000%
Maximum: 17.200%
Weighted Average: 13.473%

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	25	$6,372,602.00	5.13%
5.501 - 6.000	17	5,436,365.39	4.37
6.001 - 6.500	63	18,884,391.48	15.19
6.501 - 7.000	116	31,474,873.18	25.31
7.001 - 7.500	96	23,262,132.23	18.71
7.501 - 8.000	97	20,947,408.94	16.85
8.001 - 8.500	37	7,435,853.32	5.98
8.501 - 9.000	38	7,098,458.02	5.71
9.001 - 9.500	11	1,459,989.54	1.17
9.501 - 10.000	5	1,320,869.33	1.06
10.001 - 10.500	3	645,309.43	0.52
Total:	**508**	**$124,338,252.86**	**100.00%**

Minimum: 2.250%
Maximum: 10.400%
Weighted Average: 7.134%

Collateral Characteristics- Group 3(1) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$245,314.73	0.20%
2004-11	1	364,305.65	0.29
2005-02	7	1,596,245.34	1.28
2005-03	17	4,615,149.38	3.71
2005-04	68	13,665,356.11	10.99
2005-05	204	42,488,009.08	34.17
2005-06	166	47,757,120.37	38.41
2005-07	9	3,383,116.20	2.72
2006-04	3	867,870.70	0.70
2006-05	10	2,978,924.35	2.40
2006-06	11	4,290,002.43	3.45
2006-07	1	392,162.06	0.32
2007-06	1	286,014.53	0.23
2007-07	1	286,229.86	0.23
2007-08	2	324,836.38	0.26
2008-04	2	413,020.31	0.33
2008-05	3	307,797.63	0.25
2008-06	1	76,777.75	0.06
Total:	**508**	**$124,338,252.86**	**100.00%**

SAIL 2003-BC8 Collateral Summary – Group 3(2)

Total Number of Loans	1,312	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$186,984,970	Yes	34.3%
Average Loan Principal Balance	$142,519	No	65.7%
Fixed Rate	41.6%		
Adjustable Rate	58.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.9%	Yes	71.2%
Weighted Average Margin	5.9%	No	28.8%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	21.0%
Weighted Average Floor	7.2%	0.001-1.000	4.6%
Weighted Average Original Term (mo.)	341.9	1.001-2.000	48.1%
Weighted Average Remaining Term (mo.)	338.2	2.001-3.000	22.6%
Weighted Average Loan Age (mo.)	3.7	4.001-5.000	3.8%
Weighted Average Combined LTV	84.4%		
Non-Zero Weighted Average FICO	633	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.8%	(Other states account individually for less than	
% IO Loans	1.3%	3% of the Cut-off Date principal balance)	
		CA	47.5%
Lien Position		FL	4.8%
First	90.9%	TX	3.4%
Second	9.1%	MA	3.3%
		NJ	3.0%
Product Type		NY	3.0%
2/28 ARM (LIBOR)	54.1%		
Fixed Rate	37.1%	**Occupancy Status**	
Balloon	4.6%	Primary Home	94.1%
3/27 ARM (LIBOR)	3.5%	Investment	5.7%
Other	0.7%	Second Home	0.2%

Collateral Characteristics - Group 3(2)

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	404	$12,046,284.29	6.44%
50,000.01 - 100,000.00	297	21,997,544.02	11.76
100,000.01 - 150,000.00	152	18,695,773.83	10.00
150,000.01 - 200,000.00	124	21,186,634.25	11.33
200,000.01 - 250,000.00	86	19,156,562.27	10.24
250,000.01 - 300,000.00	49	13,515,998.56	7.23
300,000.01 - 350,000.00	65	21,317,241.83	11.40
350,000.01 - 400,000.00	57	21,237,056.81	11.36
400,000.01 - 450,000.00	34	14,618,812.13	7.82
450,000.01 - 500,000.00	25	12,075,544.63	6.46
500,000.01 - 550,000.00	8	4,219,037.81	2.26
550,000.01 - 600,000.00	4	2,313,474.71	1.24
600,000.01 - 650,000.00	5	3,186,752.73	1.70
650,000.01 - 700,000.00	1	659,663.62	0.35
750,000.01 - 800,000.00	1	758,588.44	0.41
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Minimum: $9,968.33
Maximum: $758,588.44
Weighted Average: $142,519.03

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	11	$2,261,444.76	1.21%
5.501 - 6.000	24	7,351,765.15	3.93
6.001 - 6.500	83	24,840,118.44	13.28
6.501 - 7.000	153	37,403,937.23	20.00
7.001 - 7.500	124	25,604,381.77	13.69
7.501 - 8.000	166	28,925,050.99	15.47
8.001 - 8.500	109	18,357,582.07	9.82
8.501 - 9.000	114	15,093,204.47	8.07
9.001 - 9.500	42	5,009,810.97	2.68
9.501 - 10.000	45	3,551,926.60	1.90
10.001 - 10.500	31	2,376,391.46	1.27
10.501 - 11.000	35	1,781,818.80	0.95
11.001 - 11.500	49	2,058,622.78	1.10
11.501 - 12.000	131	5,905,064.73	3.16
12.001 - 12.500	75	2,640,217.79	1.41
12.501 - 13.000	40	1,529,374.48	0.82
13.001 - 13.500	37	1,058,562.03	0.57
13.501 - 14.000	36	1,018,748.12	0.54
14.001 - 14.250	4	98,769.96	0.05
14.251 - 14.500	2	104,051.76	0.06
15.501 - 15.750	1	14,125.57	0.01
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Minimum: 4.125%
Maximum: 15.750%
Weighted Average: 7.870%

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	2	$66,179.97	0.04%
121 - 180	220	11,177,982.12	5.98
181 - 240	276	11,215,435.45	6.00
241 - 300	1	81,594.44	0.04
301 - 360	813	164,443,777.95	87.94
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 341.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	2	$66,179.97	0.04%
121 - 180	220	11,177,982.12	5.98
181 - 240	276	11,215,435.45	6.00
241 - 300	1	81,594.44	0.04
301 - 360	813	164,443,777.95	87.94
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Minimum: 116.0
Maximum: 359.0
Weighted Average: 338.2

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$30,573.42	0.02%
30.001 - 40.000	6	350,386.36	0.19
40.001 - 50.000	8	617,715.54	0.33
50.001 - 60.000	22	3,304,263.82	1.77
60.001 - 70.000	75	12,968,410.58	6.94
70.001 - 80.000	305	63,087,669.52	33.74
80.001 - 90.000	346	67,834,109.38	36.28
90.001 - 100.000	549	38,791,841.31	20.75
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Minimum: 20.000%
Maximum: 100.000%
Non-Zero WA: 84.374%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
501 - 550	91	$16,222,433.83	8.68%
551 - 600	243	37,302,663.29	19.95
601 - 650	533	66,000,850.55	35.30
651 - 700	307	43,849,842.56	23.45
701 - 750	105	16,385,896.83	8.76
751 - 800	33	7,223,282.87	3.86
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Non-Zero Minimum: 501
Maximum: 791
Non-Zero WA: 633

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	688	$84,016,369.96	44.93%
Cash Out Refinance	443	73,803,276.99	39.47
Rate/Term Refinance	161	24,991,345.37	13.37
Home Improvement	14	2,110,082.80	1.13
Debt Consolidation	6	2,063,894.81	1.10
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,025	$142,279,744.22	76.09%
PUD	117	24,368,543.17	13.03
Condo	97	11,022,754.84	5.89
2-4 Family	67	8,813,755.62	4.71
Manufactured Housing	4	364,337.65	0.19
Townhouse	2	135,834.43	0.07
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	240	$53,736,550.54	28.74%
CA-N	152	35,173,418.59	18.81
FL	128	8,930,369.64	4.78
TX	77	6,411,650.65	3.43
MA	30	6,216,595.61	3.32
NJ	23	5,649,110.42	3.02
NY	26	5,631,758.61	3.01
CO	32	5,139,178.28	2.75
IL	38	5,022,856.14	2.69
PA	50	4,836,505.05	2.59
WA	50	4,667,087.61	2.50
GA	36	4,048,453.02	2.17
MD	21	3,605,461.49	1.93
NV	25	3,137,170.22	1.68
OH	41	2,917,866.86	1.56
MO	25	2,625,595.19	1.40
OR	23	2,597,350.62	1.39
NC	22	2,569,132.23	1.37
AZ	30	2,351,296.84	1.26
MI	25	2,293,321.33	1.23
VA	16	2,276,461.43	1.22
CT	14	1,827,562.81	0.98
IN	26	1,698,666.16	0.91
UT	16	1,569,130.73	0.84
MN	11	1,501,694.21	0.80
TN	20	1,312,402.81	0.70
IA	15	1,182,098.92	0.63
SC	10	937,699.14	0.50
LA	16	874,473.99	0.47
HI	3	680,738.78	0.36
Other	71	5,563,312.01	2.98
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Collateral Characteristics - Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	334	$39,247,882.72	20.99%
1% of Orig. Bal.	11	570,529.60	0.31
1% of UPB	27	3,074,780.22	1.64
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1	154,101.04	0.08
2 Mos. Int. of UPB	3	477,849.89	0.26
2% 1% of UPB	1	107,732.34	0.06
2% of UPB	20	2,365,986.92	1.27
3 Mos. Int. of UPB	13	2,684,694.16	1.44
3% 2% 1% of UPB	2	372,874.87	0.20
3% of UPB	6	400,937.11	0.21
5% 1% of UPB	1	349,263.45	0.19
5% 4% 3% 2% 1% of UPB	2	198,956.05	0.11
5% 4% 3% of UPB	19	1,484,874.87	0.79
5% 4% of UPB	3	539,061.15	0.29
5% of UPB	83	8,381,217.29	4.48
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	305	55,246,411.73	29.55
6 Mos. Int. on 80% UPB	419	65,293,926.49	34.92
6 Mos. Int. on UPB	25	2,410,563.28	1.29
6% of UPB	37	3,623,326.75	1.94
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	786	$104,001,124.88	55.62%
Stated	299	56,306,345.95	30.11
Limited	67	12,587,651.70	6.73
No Documentation	155	11,963,655.68	6.40
No Ratio	5	2,126,191.72	1.14
Total:	**1,312**	**$186,984,969.93**	**100.00%**

Collateral Characteristics - Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,591,098.46	1.46%
3.001 - 3.500	2	436,759.76	0.40
3.501 - 4.000	4	1,122,340.67	1.03
4.001 - 4.500	7	2,757,970.46	2.53
4.501 - 5.000	10	2,811,159.80	2.58
5.001 - 5.500	162	36,702,386.29	33.64
5.501 - 6.000	143	31,825,954.79	29.17
6.001 - 6.500	31	11,594,624.68	10.63
6.501 - 7.000	26	7,707,249.59	7.06
7.001 - 7.500	23	7,220,079.85	6.62
7.501 - 8.000	13	3,440,590.20	3.15
8.001 - 8.500	6	986,721.06	0.90
8.501 - 9.000	1	372,935.24	0.34
9.001 - 9.500	1	331,606.05	0.30
10.001 >=	2	210,100.95	0.19
Total:	**440**	**$109,111,577.85**	**100.00%**

Minimum: 2.250%
Maximum: 10.100%
Weighted Average: 5.863%

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3	$787,731.39	0.72%
2.000	48	18,738,366.55	17.17
3.000	382	88,369,093.68	80.99
5.000	7	1,216,386.23	1.11
Total:	**440**	**$109,111,577.85**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.836%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	405	$101,690,965.17	93.20%
1.500	27	6,064,971.64	5.56
2.000	8	1,355,641.04	1.24
Total:	**440**	**$109,111,577.85**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.040%

Collateral Characteristics - Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.001 - 9.500	3	$557,086.79	0.51%
9.501 - 10.000	3	723,187.18	0.66
10.001 - 10.500	4	638,730.49	0.59
10.501 - 11.000	1	106,176.35	0.10
11.001 - 11.500	2	1,296,565.05	1.19
11.501 - 12.000	15	5,238,560.17	4.80
12.001 - 12.500	58	16,768,359.28	15.37
12.501 - 13.000	88	22,180,491.06	20.33
13.001 - 13.500	58	14,823,111.23	13.59
13.501 - 14.000	81	18,248,328.24	16.72
14.001 - 14.500	53	11,674,926.39	10.70
14.501 - 15.000	34	7,305,992.85	6.70
15.001 - 15.500	20	4,707,600.41	4.31
15.501 - 16.000	14	3,300,613.42	3.02
16.001 - 16.500	2	831,084.63	0.76
16.501 - 17.000	2	237,382.29	0.22
17.001 - 17.500	1	377,173.42	0.35
17.501 - 18.000	1	96,208.60	0.09
Total:	**440**	**$109,111,577.85**	**100.00%**

Minimum: 9.125%
Maximum: 17.590%
Weighted Average: 13.424%

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	19	$4,552,419.22	4.17%
5.501 - 6.000	15	4,757,358.83	4.36
6.001 - 6.500	65	20,455,976.77	18.75
6.501 - 7.000	97	25,778,280.90	23.63
7.001 - 7.500	75	18,257,946.33	16.73
7.501 - 8.000	78	16,286,978.58	14.93
8.001 - 8.500	45	9,583,367.18	8.78
8.501 - 9.000	26	5,656,105.68	5.18
9.001 - 9.500	11	2,236,725.00	2.05
9.501 - 10.000	6	959,144.99	0.88
10.001 - 10.500	3	587,274.37	0.54
Total:	**440**	**$109,111,577.85**	**100.00%**

Minimum: 2.250%
Maximum: 10.125%
Weighted Average: 7.169%

Collateral Characteristics- Group 3(2) (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$475,761.11	0.44%
2004-11	1	646,165.43	0.59
2005-01	3	506,667.58	0.46
2005-02	5	1,036,014.15	0.95
2005-03	12	2,929,945.22	2.69
2005-04	101	23,225,400.73	21.29
2005-05	167	38,198,971.57	35.01
2005-06	106	30,513,748.96	27.97
2005-07	10	3,595,550.19	3.30
2006-04	5	1,215,126.03	1.11
2006-05	12	2,873,383.94	2.63
2006-06	10	2,678,456.71	2.45
2007-07	1	108,853.76	0.10
2008-04	4	749,216.64	0.69
2008-05	2	358,315.83	0.33
Total:	**440**	**$109,111,577.85**	**100.00%**